

CARBO

2010 ANNUAL REPORT

Technology with **impact.**



CARBO puts innovation to work. The companies of CARBO have developed advanced products and services to enhance oil and gas production and recovery for exploration and production (E&P) companies. We've also used advanced products and techniques to reduce our clients' environmental risks, business risks and operating costs.

Every day, CARBO harnesses the power of technology to improve our products and processes, increase productivity, optimize economic results and provide additional value to clients. In 2010, these efforts contributed to a record year for CARBO. That's technology with impact.



CARBO is the world's largest supplier of ceramic proppant for fracturing oil and gas wells; provider of the industry's most popular fracture simulation software; and a provider of fracture design and consulting services. The company also provides a broad range of technologies for spill prevention, containment and countermeasures, along with geotechnical monitoring.

Financial Highlights

Years Ended December 31,	2005	2006	2007	2008	2009	2010
SUMMARY STATEMENT OF INCOME DATA (In thousands, except per share amounts)						
Revenue	$ 230,711	$ 283,829	$ 299,996	$ 387,828	$ 341,872	**$ 473,082**
Gross profit	90,867	103,932	101,926	127,434	120,503	**174,671**
Operating profit	68,681	77,632	71,459	87,083	79,450	**119,610**
Income before income taxes	70,217	80,576	74,579	88,349	79,794	**119,349**
Income from continuing operations	45,463	52,245	49,641	60,405	52,810	**78,716**
Diluted earnings per share	$ 1.88	$ 2.14	$ 2.02	$ 2.46	$ 2.27	**$3.40**
Average shares outstanding – diluted	24,171	24,381	24,451	24,418	23,112	**22,977**
SUMMARY BALANCE SHEET DATA						
Current assets	$ 139,369	$ 132,466	$ 190,924	$ 293,310	$ 218,870	**$ 237,655**
Total assets	354,928	403,753	451,523	546,877	513,412	**599,571**
Current liabilities	35,846	33,164	33,264	83,848	32,458	**51,247**
Shareholders' equity	293,366	342,859	389,439	442,534	457,316	**521,979**
OTHER DATA						
Depreciation and amortization	$ 10,679	$ 15,630	$ 19,895	$ 24,638	$ 24,905	**$ 27,728**
Capital expenditures	61,244	61,013	53,944	23,343	46,127	**96,566**


REVENUE
($ in millions)
$500
$400
$300
$200
$100
2005 2006 2007 2008 2009 2010
INCOME FROM CONTINUING OPERATIONS
($ in millions)
$80
$70
$60
$50
$40
$30
$20
$10
2005 2006 2007 2008 2009 2010
SHAREHOLDERS' EQUITY
($ in millions)
$600
$500
$400
$300
$200
$100
2005 2006 2007 2008 2009 2010

To Our Shareholders, Customers and Employees

I am pleased to report that CARBO achieved record financial and operating results in 2010.

As the oil and natural gas industry began to rebound from some of the worst economic conditions in memory, the dedication and expertise of our people helped propel the company to an outstanding performance.

Financial overview

For the year ended December 31, 2010, revenues increased 38 percent compared to 2009. The increase is mainly attributed to the increase in proppant sales volume, an increase in the average proppant selling price compared to 2009, and an increase in the sales volume of Falcon Technologies™, acquired in October 2009.

Full year net income for 2010 of $78.7 million represented an increase of 49 percent compared to 2009.

For the tenth consecutive year, CARBO's Board of Directors raised the company's quarterly dividend to shareholders. The 11 percent increase reflects the Board's continued confidence in the long-term outlook for our business and in the company's ability to sustain its financial strength.

Business overview

CARBO's businesses generate value through two complementary approaches: maximizing upstream oil and gas productivity and economic performance (CARBO Ceramics®, Fracpro® software and StrataGen® Engineering), and reducing costs and business risk (Falcon Technologies and Applied Geomechanics®).

Our practice is to leverage technology and innovative thinking to benefit our customers and to remain the leader in our business markets. Working with our clients, CARBO engineers co-authored 13 papers that were published by the Society of Petroleum Engineers.

CARBO Ceramics' worldwide proppant sales volume totaled 1.35 billion pounds for the full year 2010, an increase of 29 percent compared to 2009. The third manufacturing line at our Toomsboro, Georgia, plant began producing in the fourth quarter as scheduled. To further capitalize on market demand, our Board authorized construction of a fourth line at Toomsboro that is scheduled for completion in 2011. These new lines will increase our annual ceramic proppant output by 40 percent.

During 2010, we saw market fundamentals drive a shift in drilling activity from natural gas to oil. In oil reservoirs, the enhanced conductivity provided by ceramic proppant is even more critical to success.

CARBO Ceramics brought innovative new products to market in 2010. CARBO*BOND*® is a resin-coated proppant designed to minimize flowback in a well. CARBO*BOND* opens a new revenue stream for CARBO Ceramics. Previously, third parties purchased our ceramic proppant, coated it and resold it. With CARBO*BOND*, we will be able to maintain our high standards of quality and service while realizing a financial benefit from directly offering our customers a premium resin-coated product.

In addition, we made the strategic decision to enter the resin-coated sand market, allowing us to serve a broader spectrum of our clients' proppant requests. The introduction of CARBO*BOND* RCS garnered immediate interest from many of our clients. Ultimately, we see CARBO playing a significant role in the resin-coated sand proppant market as we execute our growth plans during the next several years.

CARBO Ceramics also expanded our iProp family of detectable proppants with the introduction of CARBO*NRT*™ non-radioactive traceable proppant. This technological breakthrough does not have the same environmental or safety risks associated with competing radioactive products. CARBO*NRT* helps the industry demonstrate its increasing focus on environmental and safety responsibilities.

Fracpro remains the industry standard for fracture simulation software. In 2010, we acquired ownership of the source code underlying FracproPT, providing our engineers and developers flexibility to advance the capabilities of the software while maintaining its proprietary nature. We expanded its functionality in horizontal reservoirs and shale plays, where most new onshore drilling activity is taking place. Oil and gas companies, service companies and leading universities continued to adopt Fracpro during the year, and



Standing, left to right:
David Gallagher, Vice President, Marketing & Sales
Ernesto Bautista, Chief Financial Officer
Mark Edmunds, Vice President, Operations

Seated, left to right:
Ellen Smith, Vice President, Human Resources
Gary Kolstad, President and Chief Executive Officer
Sean Elliott, General Counsel

we deepened our technology partnership with clients by offering training programs around the world.

StrataGen Engineering, our independent consulting arm, has earned a reputation as one of the industry's foremost firms in unconventional reservoirs. During 2010, StrataGen continued to develop sophisticated workflow and data mining processes while also increasing the number of consultants providing field service to customers on location. We also launched an annual technology exchange day with clients.

Falcon Technologies, acquired in October of 2009, is a leading supplier of spill prevention and containment systems. The growing environmental awareness and stewardship across the oil and gas industry provide an economic tailwind for Falcon. We expect Falcon to grow through new product development, geographic expansion and product line extension. Notably, in 2010 Falcon introduced significant advances in surface-mounted containment technology and expanded its business into unconventional resource areas in the U.S. while gaining financial strength.

Applied Geomechanics (AGI) helps customers reduce the risk of loss by providing geophysical monitoring solutions for buildings, infrastructure and topographical features. Projects in 2010 included major infrastructure construction in the New Orleans area, notably the Huey P. Long Bridge over the Mississippi River.

Technology Center

One of our most visible achievements in 2010 was the opening of our new Houston Technology Center. This state-of-the-art facility centralizes our R&D efforts and will support CARBO's future growth by reducing the time from concept to commercialization of new products. The Technology Center will also provide a showcase to better present our technology and products to clients, enhancing our visibility and our reputation for technological leadership within the industry.

Our outlook

Our plan for 2011 is to follow the general strategies that resulted in record performance this past year:

- We will continue to inform our clients on the benefits of Economic Conductivity.
- We will continue to grow the ceramic proppant business as a top priority.
- We will expand our resin-coating capabilities and will enter the resin-coated sand market.
- We will continue our efforts to grow the Falcon Technologies business.
- We will continue to differentiate our product offerings through technology and market-driven innovation.

By providing our clients with products and services that satisfy market needs, CARBO has been able to achieve strong, consistent growth while maintaining financial strength. Our long-term focus on our business has steadily generated value for investors and stakeholders. In turn, we appreciate their long-term investment with us and their confidence in our vision.

And of course, I want to thank our employees who make it possible for our company to achieve outstanding productivity, efficiency and safety in our operations. The people of CARBO enable us to continually set and raise our expectations of performance.

Sincerely,

Gary Kolstad
President and Chief Executive Officer



Impacting **productivity.**



Fracturing, proppant and production

Oil and natural gas are typically contained in the pores of sedimentary rock formations thousands of feet underground. To enable the hydrocarbons to flow through the rock and to the surface, fluids are pumped down the well bore at pressures sufficient to create fractures in the rock formation—a process called hydraulic fracturing. A granular material, called proppant, is transported in the fluid to fill the fractures, thus "propping" them open once the high-pressure pumping stops. The proppant-filled fracture creates a permeable channel through which the hydrocarbons can flow more freely, thereby increasing both production rates and the total amount of oil or gas recovered from the well.



Proppant Types and their Conductivity
High strength (minimizes crush)
Uniform size and shape
(maximizes frac porosity and permeability)
Thermal resistant
(durable, minimizes degradation)
Tier 1 – High Conductivity
Ceramic
Medium strength
Irregular size and shape
Tier 2 – Medium Conductivity
Resin Coated Sand
Low strength
Irregular size and shape
Tier 3 – Low Conductivity
Sand
Highest Production, EUR, IRR
Highest Conductivity

CARBO Ceramics® is the world's largest supplier of ceramic proppant to the oil and natural gas industry. For decades, CARBO Ceramics has offered clients the highest quality and broadest range of ceramic proppant. Compared to alternative sand-based products, our ceramic proppant has been proven to yield measurably superior results:

- 20%+ increase in initial production rates
- 20%+ increase in estimated ultimate recovery
- Improved rates of return
- Rapid payout on initial investment (often in just weeks or months)

In 2010, CARBO Ceramics proppant sales volume in North America increased 29 percent compared to 2009, and international sales volume increased 31 percent.

2010: Recovery and reallocation

In 2010, oil and natural gas drilling activity rebounded to a pace significantly above the decline seen a year earlier. Domestic crude oil production increased two years in a row for the first time in 25 years, and domestic natural gas production increased by an estimated 4 percent to a total of 61.59 billion cubic feet per day.



ANNUAL U.S. FIELD PRODUCTION OF CRUDE OIL
In 2009, U.S. domestic crude oil production increased for the first time since 1985.
Thousand Barrels per Day
10,000
8,000
6,000
4,000
2,000
0
1860
1880
1900
1920
1940
1960
1980
2000
(Source: U.S. Energy Information Administration)



For the entire year of 2010, the natural gas rig count increased 21 percent. However, by the end of the year, natural gas drilling activity had actually begun to slow due to oversupply and reduced prices. On the other hand, oil drilling activity increased by 70 percent during the year, according to the U.S. Energy Information Administration. The increase in U.S. onshore oil production reversed a 25-year decline.

Increased activity in oil resource plays by exploration and production (E&P) companies more than made up for the decline in natural gas drilling. Unconventional oil reservoirs nearly always present the complexity of multiphase flow involving oil, natural gas, condensate and water. In these conditions, the enhanced conductivity provided by ceramic proppant is even more essential to success. CARBO Ceramics' market penetration expanded into the major North American oil resource plays due to increasing client demand in reservoirs such as the Eagle Ford, Bakken, Granite Wash and Permian.


Toomsboro, Georgia

The use of ceramic proppant in oil plays such as the Bakken has proven to dramatically improve production rates, shorten payback time and increase ultimate recovery.


BAKKEN FIELD STUDY RESULTS
Well 1 – Ceramic
Well 2 – Ceramic
Well 3 – Ceramic
Well 4 – Sand
Well 5 – Sand
Well 6 – Sand
Well 7 – Sand
Cumulative Oil, bbl
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
0
50
100
150
200
250
300
350
400
450
Time, days
★ Pumping Unit Installation
(Source: SPE 134595)

Going all-out for our clients

Due to market demand for our proppant, CARBO's manufacturing plants operated at near full capacity throughout 2010. The completion of the third line at our Toomsboro, Georgia, facility in the fourth quarter increased our total annual production capacity by 20 percent, and construction began on a fourth line, with completion scheduled for 2011. Together these two manufacturing lines will add 40 percent to CARBO's annual proppant production capacity.

New proppants, new opportunities

During 2010, CARBO Ceramics introduced innovative products to address key market needs.

CARBO*BOND*® LITE® is a resin-coated ceramic proppant that can offer important benefits:

- Reduces proppant flowback and potential equipment damage
- Reduces embedment and proppant pack rearrangement due to closure stress, maintaining exceptional pack conductivity
- Provides increased bonding in the fracture while avoiding costly wellbore cleanout issues

CARBO*BOND* utilizes a resin coating technology formulated to provide compatibility with fracturing fluids. It is manufactured in New Iberia, Louisiana, where CARBO converted an existing facility to produce up to 100 million pounds of CARBO*BOND* annually, with a second line to be added in 2011.

Unconventional opportunities—"Cracking the code"

For decades, the industry has known about the presence of oil and natural gas in unconventional reservoirs, but extracting the hydrocarbons was not economically feasible. Only in the last few years has the industry "cracked the code" by accessing reservoirs through horizontal drilling and increasing the conductivity of fractures in low-permeability reservoirs.

Horizontal wells require numerous transverse fractures to provide sufficient contact area with the reservoir. Even then, oil and natural gas must enter the wellbore through a very small perforated zone, causing extremely high velocity within the fracture. High conductivity near the wellbore is essential to alleviate convergence problems. CARBO Ceramics proppant provides the increased conductivity needed.

A typical horizontal well may have 20 to 30 fractures, with each one requiring roughly the same quantity of proppant as a single fracture of a vertical well. As CARBO has helped unleash the potential of unconventional reservoirs, the need for Economic Conductivity has made horizontal drilling an excellent market for CARBO Ceramics proppant.





With CARBO*BOND*, our clients can be assured of getting CARBO's quality, reliability and service level rather than purchasing from a third-party coater and reseller.

CARBO*BOND*® RCS marks CARBO Ceramics' entry into the resin-coated sand (RCS) market. CARBO*BOND* RCS will enable us to provide a more complete range of products to meet our clients' diverse needs. The same technology used to make CARBO*BOND* ceramic proppant can be leveraged to produce a quality sand-based proppant as well. The second manufacturing line at our New Iberia plant will increase our resin coating capacity to 400 million pounds annually.

CARBO*NRT*™, a non-radioactive traceable proppant, was introduced during the second quarter of 2010. As part of our iProp family of detectable proppants, CARBO*NRT* allows an operator to identify the proppant coverage as well as the propped frac height. The non-radioactive tracer is a technological advancement that mitigates environmental risks: it is safe to use with no special equipment, handling, permits or licenses required; there are no half-life issues, so logging can be performed anytime throughout the life of the well with standard tools; and it can be shipped anywhere in the world.

The tracer is incorporated during manufacturing, so there is uniform distribution through each grain of proppant, unlike separate coatings. It is available with any ceramic proppant in the CARBO Ceramics product line. With these advantages, CARBO*NRT* is well positioned to benefit from the increased global focus on environmental stewardship in the oil and gas industry.


CARBO


Impacting value.


CARBO

Select international markets

In 2010, renewed E&P activity around the world produced expanded opportunities for CARBO Ceramics proppant sales. In particular, large projects involving tight gas development and growing momentum in shale gas production provide strong long-term market opportunities.

Fracture activity in the North Sea increased versus the previous year. Sales in continental Europe benefited from diversification and penetration into new markets; CARBO Ceramics proppant was used in the first shale frac in Poland. Proppant sales in Africa increased compared to 2009. In the Middle East and India, sales more than doubled.

Our message of Economic Conductivity also made inroads in conventional markets in Denmark, Germany, Algeria, Oman and Saudi Arabia.

Expanded distribution

With strategically located manufacturing plants, distribution centers and stocking locations, CARBO Ceramics can effectively serve clients around the world. In 2010, we further expanded our distribution network by increasing the size of our rail fleet and by opening a new distribution center in North Dakota to better serve the increasing activity in the Bakken.

We also made enhancements to our system for the special handling requirements of resin-coated CARBO*BOND*. As with all other CARBO Ceramics proppant, we carefully track our product from the manufacturing plant to the wellsite.

Economic Conductivity®

In the ongoing search for economically recoverable oil and natural gas, the industry has moved from conventional sand formations into tight sands and shales—from higher permeability reservoirs to lower permeability. The challenge is getting oil and gas to flow through these tighter formations.

The benefits of increased conductivity have been documented in more than 140 technical papers published by the Society of Petroleum Engineers (SPE) representing work from more than 70 companies around the world. An E&P company must determine how much conductivity is needed and at what cost. To help answer these questions, CARBO developed the concept of Economic Conductivity—a sophisticated financial analysis of a stimulated oil or natural gas reservoir's ability to achieve maximum financial payout through optimized productive capacity.


Word of the Day
Economic Conductivity
A sophisticated financial analysis of a stimulated reservoir's ability to achieve maximum payout through optimized productive capacity.



Impacting **design.**





CARBO adds value by developing superior, market-driven products and by using our expertise to help our clients achieve positive results in the field.

The petroleum industry has traditionally predicted a well's production capacity by relying on formulas and models that do not consider realistic conditions. Economic Conductivity analysis factors in complex variables and downhole conditions to determine the realistic conductivity of the reservoir. The costs of hydraulic fracturing and other stimulation activities then can be assessed according to the corresponding increases in production, allowing producers to achieve the most cost-efficient production of oil and gas.

Powerful software

Fracpro® is the industry's most popular fracture simulation software, used by E&P and service companies to create virtual models of fractures under varying conditions to determine the optimum treatment design. In addition to its comprehensive databases, Fracpro can be calibrated in real time, using actual gathered data for a specific application.

In 2010, Fracpro continued to meet the pressing needs of the industry by adding capabilities to model horizontal completions and oil shale formations. We also completed the conversion and translation of the programs and help files so that Fracpro is now available in English, Chinese and Russian.

For increased client service, we added support and training personnel and also improved our training materials. We conducted training classes in Colombia, Indonesia, China, Mexico and the U.S. Our first annual technology conference in China drew a large audience from Chinese oil companies.

Our software client base broadened as multinational oil companies in Indonesia and Europe adopted Fracpro. We continued to support education by donating our software programs to petroleum engineering schools in the U.S., Russia, Australia and the Middle East.


CARBO
innovation



Impacting **strategy.**





CARBO's new Technology Center actively conducts research and development while also serving as a showcase where clients can see hands-on demonstrations of the ways our technology can benefit their business.

Impacting workflow

As CARBO's consulting group, StrataGen® Engineering provides clients with specialized knowledge and sophisticated techniques involved in reservoir and fracture engineering.

During 2010, StrataGen focused on field-based services, working on location with clients. We doubled our number of field service consultants during the year.

StrataGen has developed proprietary processes to help clients derive value from their investment in a reservoir. StrataStim℠ workflow develops custom solutions through a comprehensive process beginning with petrophysics and reservoir understanding, applying real-time and post-frac optimization, and conducting diagnostic and production history analysis. StrataShale℠ is a similar process that focuses on unconventional shale reservoirs. Data and Neural Analysis℠ conducts intensive data mining to quantify reservoir quality, identify opportunities, and determine the best method of completing wells for enhanced production and higher profits.




DANGER
HOT

Impacting the status quo

Innovation has always been part of CARBO's DNA. In 2010, we increased our investment and focus on product development by consolidating the majority of our research and development function into a new Technology Center in Houston. It serves as an incubator for new technologies and shortens the timeframe of product development.

The Technology Center is also designed to function as a showcase to allow hands-on demonstrations of our technology and products as well as provide a venue to increase technical collaboration with our clients.


Impacting risk.


Marcellus Shale
Woodford Shale
Fayetteville Shale
Barnett Shale
Permian Basin
Haynesville Shale

Falcon Technologies provides storage and containment products and systems for environmental protection. In 2010, Falcon added to its product line and its geographic footprint, expanding into the Haynesville and Marcellus shale plays.

Environmental stewardship with Falcon Technologies™

Falcon Technologies helps clients reduce business risks and contain costs by providing spill prevention, control and countermeasures (SPCC) systems including tank liners, tank bases and secondary containment systems. Falcon applies a modified polymer coating that is virtually impervious to deterioration from chemicals, sunlight or weather. The Falcon Liner™ extends the life of an asset, reducing maintenance and replacement costs.

The durability and flexibility of the Falcon Liner result in an advanced system for environmental protection, reducing the risk of exposure to direct and indirect costs associated with a spill or accident.

Falcon's business is driven primarily by environmental regulations and by the growing concern for environmental compliance across the oil and natural gas industry. A company that demonstrates environmental stewardship also benefits from an enhanced public image and from proactively adopting best practices.

Growth plan

CARBO acquired Falcon Technologies in October of 2009. We expect Falcon will continue to grow through new product introduction and geographic expansion.

In 2010, Falcon demonstrated the value of our growth plan. We introduced an innovative surface-mounted containment system that is installed completely above ground. This product is ideal for applications where either surface conditions or environmental regulations will not allow subsurface construction. Falcon also expanded geographically into the Haynesville and Marcellus shale plays.

Geophysical monitoring with Applied Geomechanics®

Applied Geomechanics (AGI) helps clients reduce the risk of physical and financial loss by providing integrated monitoring solutions to critical geotechnical areas. AGI's systems primarily are used to monitor the structural health of buildings and infrastructure such as bridges, tunnels and dams, along with topographical features like slopes, embankments, open pit mines and volcanoes.

Levee consolidation and bridge truss lift

In 2010, AGI worked with engineering firms and contractors to deliver in months what normally takes more than a decade: consolidation and strength gain on some of the most massive levees in the Hurricane Storm Damage Risk Reduction System in the New Orleans area. We installed instrumentation systems to monitor pressure and possible movement of levees during construction and on an ongoing basis.

To widen the Huey P. Long Bridge over the Mississippi River in New Orleans, two 528-foot, 2,700-ton trusses were built on shore, transported on barges and simultaneously lifted 130 feet and set in place. The operation was one of the largest truss lifts ever attempted. AGI designed and installed a real-time, remote monitoring system with tilt meters and laser distance sensors that monitored and measured truss distortions against overstressing or buckling during the transport, lift and placement operation.




Impacting profitability.

At CARBO, we positively impact our clients' results in several important ways. Through CARBO Ceramics proppant, Fracpro software and StrataGen Engineering, we make oil and gas wells produce more by improving production rates and increasing ultimate recovery.

With Falcon Technologies and Applied Geomechanics, we mitigate environmental risks, reduce business risks and lower operating costs.

By consistently applying leading technology to provide products and services that offer exemplary quality, high performance and cost effectiveness, we strive to enhance our clients' profitability.

These factors combined make CARBO what it is today and cause our clients to turn, and return, to CARBO... Technology with Impact.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K



Received SEC
APR 04 2011
Washington, DC 20549

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-15903

CARBO Ceramics Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	**72-1100013**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

575 North Dairy Ashford
Suite 300
Houston, Texas 77079
(Address of principal executive offices)

(281) 921-6400
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the Registrant, based upon the closing sale price of the Common Stock on June 30, 2010, as reported on the New York Stock Exchange, was approximately $1,156,181,491. Shares of Common Stock held by each executive officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 22, 2011, the Registrant had 23,159,918 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Registrant's Annual Meeting of Stockholders to be held May 17, 2011, are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

CARBO Ceramics Inc. (the "Company") is the world's largest supplier of ceramic proppant, the provider of the industry's most popular fracture simulation software, and provides fracture design and consulting services. The Company also provides a broad range of technologies for spill prevention, containment and geotechnical monitoring. On October 10, 2008, the Company completed the sale of its fracture and reservoir diagnostics business. Because of the transaction, the results of this business have been accounted for as discontinued operations. Continuing operations include the Company's ceramic proppant, software, consulting services, spill prevention and containment and geotechnical monitoring businesses. The Company sells the majority of its products and services to operators of oil and natural gas wells and to oilfield service companies to help increase the production rates and the amount of oil and natural gas ultimately recoverable from these wells. The Company's products and services are primarily used in the hydraulic fracturing of natural gas and oil wells. The Company was incorporated in 1987 in Delaware. As used herein, "Company", "we", "our" and "us" may refer to the Company and/or its consolidated subsidiaries.

Hydraulic fracturing is the most widely used method of increasing production from oil and natural gas wells. The hydraulic fracturing process consists of pumping fluids down a natural gas or oil well at pressures sufficient to create fractures in the hydrocarbon-bearing rock formation. A granular material, called proppant, is suspended and transported in the fluid and fills the fracture, "propping" it open once high-pressure pumping stops. The proppant-filled fracture creates a conductive channel through which the hydrocarbons can flow more freely from the formation to the well and then to the surface.

There are three primary types of proppant that can be utilized in the hydraulic fracturing process: sand, resin-coated sand and ceramic. Sand is the least expensive proppant, resin-coated sand is more expensive and ceramic proppant is typically the most expensive. The higher initial cost of ceramic proppant is justified by the fact that the use of these proppants in certain well conditions results in an increase in the production rate of oil and natural gas, an increase in the total oil or natural gas that can be recovered from the well and, consequently, an increase in cash flow for the operators of the well. The increased production rates are primarily attributable to the higher strength and more uniform size and shape of ceramic proppant versus alternative materials.

The Company primarily manufactures five distinct ceramic proppants. CARBO*HSP*® and CARBO*PROP*® are high strength proppants designed primarily for use in deep oil and gas wells. CARBO*HSP*® has the highest strength of any of the ceramic proppants manufactured by the Company and is used primarily in the fracturing of deep oil and gas wells. CARBO*PROP*® is slightly lower in weight and strength than CARBO*HSP*® and was developed for use in deep oil and gas wells that do not require the strength of CARBO*HSP*®.

CARBO*LITE*®, CARBO*ECONOPROP*® and CARBO*HYDROPROP*® are lightweight ceramic proppants. CARBO*LITE*® is used in medium depth oil and gas wells, where the additional strength of ceramic proppant may not be essential, but where higher production rates can be achieved due to the product's uniform size and spherical shape. CARBO*ECONOPROP*® was introduced to compete directly with sand-based proppant, and CARBO*HYDROPROP*® was introduced in late 2007 to improve performance in "slickwater" fracture treatments.

During 2010, the Company began production of resin coated ceramic (CARBO*BOND*® LITE) and resin coated sand (CARBO*BOND*® *RCS*) proppants. The introduction of CARBO*BOND*® LITE addresses a niche market in which oil and natural gas wells are subject to the risk of proppant flow-back. In the case of CARBO*BOND*® *RCS*, the Company made the strategic decision to offer a lower cost, lower conductivity alternative proppant, in addition to its ceramic proppant products thereby broadening its proppant suite of products.

During the year ended December 31, 2010, the Company generated approximately 77% of its revenues in the United States and 23% in international markets.

The Company also sells fracture simulation software and provides fracture design, engineering and consulting services to oil and natural gas companies worldwide through its wholly-owned subsidiary, StrataGen, Inc. The

Company provides a suite of stimulation software to the industry that have marked capabilities for on-site real-time analysis. This has enabled recognition and remediation of potential stimulation problems. This stimulation software is tightly integrated with reservoir simulators, thus allowing for stimulation treatment and production optimization. The Company's specialized engineering team consults and works with operators around the world to help optimize well placement, fracture treatment design and production stimulation. The broad range of expertise of the Company's consultants includes: fracture treatment design; completion engineering support; on-site treatment supervision, engineering and quality control; post-treatment evaluation and optimization; reservoir and fracture engineering studies; rock mechanics and software application and training.

Demand for most of the Company's products and services depends primarily upon the demand for natural gas and oil and on the number of natural gas and oil wells drilled, completed or re-completed worldwide. More specifically, the demand for the Company's products and services is dependent on the number of oil and natural gas wells that are hydraulically fractured to stimulate production.

The Company also provides a broad range of technologies and products for geotechnical monitoring through its wholly owned subsidiary Applied Geomechanics, Inc. ("AGI"). AGI provides monitoring systems and services for bridges, buildings, tunnels, dams, slopes, embankments, volcanoes, landslides, mines and construction projects around the world. It serves a wide spectrum of customers in markets ranging from auto racing teams to surveyors, experimental physicists, radio astronomers and naval architects.

In October 2009, Falcon Technologies and Services, Inc. ("Falcon Technologies"), a wholly-owned subsidiary of the Company, purchased substantially all of the assets of BBL Falcon Industries, Ltd., a supplier of spill prevention, containment and countermeasure systems for the oil and gas industry. The acquisition broadened the Company's product and service offerings to its existing client base. Falcon Technologies uses proprietary technology to provide products that are designed to enable its clients to extend the life of their storage assets, reduce the potential for hydrocarbon spills and provide containment of stored materials.

Competition

One of the Company's largest worldwide proppant competitors is Saint-Gobain Proppants ("Saint-Gobain"). Saint-Gobain is a division of Compagnie de Saint-Gobain, a large French glass and materials company. Saint-Gobain manufactures a variety of ceramic proppants that it markets in competition with each of the Company's products. Saint-Gobain's primary manufacturing facility is located in Fort Smith, Arkansas. Saint-Gobain also manufactures ceramic proppant in China and Venezuela. Mineracao Curimbaba ("Curimbaba"), based in Brazil, is also a large competitor and manufactures ceramic proppants that it markets in competition with some of the Company's products.

There are two major manufacturers of ceramic proppant in Russia. Borovichi Refractory Plant ("Borovichi") located in Borovichi, Russia, and FORES Refractory Plant ("FORES") located in Ekaterinburg, Russia. Although the Company has limited information about Borovichi and FORES, the Company believes that Borovichi primarily manufactures intermediate strength ceramic proppants and markets its products principally within Russia, and that FORES manufactures intermediate strength and lightweight ceramic proppant lines and markets its products both in and outside of Russia. The Company further believes that these companies have added manufacturing capacity in recent years and now provide a majority of the ceramic proppant used in Russia. The Company is also aware of an increasing number of manufacturers in China. Most of these companies produce intermediate strength ceramic proppants that are marketed both in and outside of China.

Competition for CARBO*HSP*® and CARBO*PROP*® principally includes ceramic proppant manufactured by Saint-Gobain and Curimbaba. The Company's CARBO*LITE*®, CARBO*ECONOPROP*® and CARBO*HYDROPROP*® products compete primarily with ceramic proppant produced by Saint-Gobain and Curimbaba and with sand-based proppant for use in the hydraulic fracturing of medium depth natural gas and oil wells. The leading suppliers of mined sand are Unimin Corp., Badger Mining Corp., Fairmount Minerals Limited, Inc., and Ogelbay-Norton Company. The leading suppliers of resin-coated sand are Hexion Specialty Chemicals, Inc. and Santrol, a subsidiary of Fairmount Minerals.

The Company believes that the most significant factors that influence a customer's decision to purchase the Company's ceramic proppant are (i) price/performance ratio, (ii) on-time delivery performance, (iii) technical support and (iv) proppant availability. The Company believes that its products are competitively priced and that its delivery performance is excellent. The Company also believes that its superior technical support has enabled it to persuade customers to use ceramic proppant in an increasingly broad range of applications and thus increased the overall market for the Company's products. Since 1993, the Company has consistently expanded its manufacturing capacity and plans to continue its strategy of adding capacity, as needed, to meet anticipated future increases in sales demand.

The Company continually conducts testing and development activities with respect to alternative raw materials to be used in the Company's existing and alternative production methods. For information regarding the Company's research and development expenditures see Note 1 to the "Notes to Consolidated Financial Statements." The Company is actively involved in the development of alternative products for use as proppant in the hydraulic fracturing process and is aware of others engaged in similar development activities. The Company believes that while there are potential specialty applications for these products, they will not significantly impact the use of ceramic proppants. The Company believes that the "know-how" and trade secrets necessary to efficiently manufacture a product of consistently high quality are difficult barriers to entry to overcome.

Customers and Marketing

The Company's largest customers are participants in the petroleum pressure pumping industry. Specifically, Halliburton Energy Services, Inc. and Schlumberger Limited each accounted for more than 10% of the Company's 2010 and 2009 revenues. However, the end users of the Company's products are the operators of natural gas and oil wells that hire the pressure pumping service companies to hydraulically fracture wells. The Company works both with the pressure pumping service companies and directly with the operators of natural gas and oil wells to present the technical and economic advantages of using ceramic proppant. The Company generally supplies its customers with products on a just-in-time basis, as specified in individual purchase orders. Continuing sales of product depend on the Company's direct customers and the well operators being satisfied with product quality, availability and delivery performance. The Company provides its software simulation products and consulting services directly to owners and/or operators of oil and gas wells.

The Company recognizes the importance of a technical marketing program in demonstrating long-term economic advantages when selling products and services that offer financial benefits over time. The Company has a broad technical sales force to advise end users on the benefits of using ceramic proppant and performing fracture simulation and consultation services.

Although the Company's initial products were originally intended for use in deep wells that require high-strength proppant, the Company believes that there is economic benefit to well operators of using ceramic proppant in shallower wells that do not necessarily require a high-strength proppant. The Company believes that its new product introductions and education-based technical marketing efforts have allowed it to capture a greater portion of the market for sand-based proppant in recent years and will continue to do so in the future.

The Company provides a variety of technical support services and has developed computer software that models the return on investment achievable by using the Company's ceramic proppant versus alternatives in the hydraulic fracturing of a natural gas or oil well. In addition to the increased technical marketing effort, the Company from time to time engages in field trials to demonstrate the economic benefits of its products and validate the findings of its computer simulations. Periodically, the Company provides proppant to production companies for field trials, on a discounted basis, in exchange for a production company's agreement to provide production data for direct comparison of the results of fracturing with ceramic proppant as compared to alternative proppants.

The Company's international marketing efforts are conducted primarily through its sales offices in Dubai, United Arab Emirates; Aberdeen, Scotland; Beijing, China; and Moscow, Russia, and through commissioned sales agents located in South America and China. The Company's products and services are used worldwide by U.S. customers operating domestically and abroad, and by foreign customers. Sales outside the United States accounted for 23%, 24% and 29% of the Company's sales for 2010, 2009 and 2008, respectively. The decrease in the proportion of international sales is primarily attributable to increased demand in the U.S. as well as expanded production capacities in the U.S. The distribution of the Company's international and domestic revenues is shown below, based upon the region in which the customer used the products and services:

	For the Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Location			
United States	$365.4	$258.5	$273.8
International	107.7	83.4	114.0
Total	$473.1	$341.9	$387.8

Production Capacity

The Company believes that constructing adequate capacity ahead of demand while incorporating new technology to reduce manufacturing costs are important competitive strategies to increase its overall share of the market for proppant.

In early 2006, the Company completed construction of a manufacturing facility in Toomsboro, Georgia. A second production line at this facility was completed in the fourth quarter of 2007 and commenced operations in January 2008. During the fourth quarter of 2010, the third production line at this facility commenced operations. The Company is currently constructing a fourth production line, which is expected to add additional production capacity of 250 million pounds per year and anticipates that it will be completed by the end of 2011. The construction of additional manufacturing capacity will be dependent on the expected future demand for the Company's products and the ability to obtain necessary environmental permits.

During 2008, the Company idled ceramic proppant production at its New Iberia facility originally constructed in 1978. The Company's decision to idle production at this facility was based on the rising cost of imported raw material and the small scale of the New Iberia facility. Production resumed for a short period until being idled again in 2009. The facility continues to function as a distribution center and the Company has built a resin coating plant within the existing manufacturing infrastructure of the facility. The resin coating plant, which began production in 2010, is utilized to coat ceramic proppant manufactured at other Company locations and sand. A second production line is currently under construction at the facility and is expected to be completed by the end of 2011. Once completed, the New Iberia facility is expected to be capable of resin coating up to 400 million pounds of proppant per year.

The following table sets forth the current stated capacity of each of the Company's existing manufacturing and resin coating facilities:

Location	Annual Capacity (Millions of pounds)
Eufaula, Alabama	260
McIntyre, Georgia	275
Toomsboro, Georgia	750
Luoyang, China	100
Kopeysk, Russia	100
Total manufacturing capacity	1,485
New Iberia, Louisiana — resin coating	100*
Total current capacity	1,585

* Processing activities at the New Iberia facility involve resin-coating of previously manufactured proppant substrate and sand.

The Company generally supplies its domestic pumping service customers with products on a just-in-time basis and operates without any material backlog.

Long-Lived Assets By Geographic Area

Long-lived assets, consisting of net property, plant and equipment, goodwill, intangibles, and other long-term assets as of December 31 in the United States and other countries are as follows:

	2010	2009	2008
		($ in millions)	
Long-lived assets:			
United States	$315.5	$244.1	$198.5
International (primarily China and Russia)	46.4	50.4	55.1
Total	$361.9	$294.5	$253.6

Distribution

The Company maintains finished goods inventories at each of its manufacturing facilities and at remote stocking facilities. The North American remote stocking facilities consist of bulk storage silos with truck trailer loading facilities, as well as rail yards for direct transloading from rail car to tank trucks. International remote stocking sites are duty-free warehouses operated by independent owners. North American sites are typically supplied by rail, and international sites are typically supplied by container ship. In total, the Company leases approximately 1,100 rail cars for use in the distribution of its products. The price of the Company's products sold for delivery in the lower 48 United States and Canada includes just-in-time delivery of proppant to the operator's well site, which eliminates the need for customers to maintain an inventory of ceramic proppant.

Raw Materials

Ceramic proppant is made from alumina-bearing ores (commonly referred to as clay, bauxite, bauxitic clay or kaolin, depending on the alumina content) that are readily available on the world market. Bauxite is largely used in the production of aluminum metal, refractory material and abrasives. The main known deposits of alumina-bearing ores in the United States are in Arkansas, Alabama and Georgia; other economically mineable known deposits are located in Australia, Brazil, China, Gabon, Guyana, India, Jamaica, Russia and Surinam.

For the production of CARBO*HSP*® and CARBO*PROP*® in the United States the Company uses bauxite, and has historically purchased its annual requirements at the seller's current prices. The Company maintains multi-year agreements with both a domestic and an international supplier for a portion of its annual bauxite requirement and the Company believes that these agreements will sufficiently provide for its bauxite needs in 2011. The Company is evaluating alternative suppliers for future bauxite requirements.

The Company's Eufaula, McIntyre and Toomsboro facilities primarily use locally mined kaolin for the production of CARBO*LITE*®, CARBO*ECONOPROP*® and CARBO*HYDROPROP*®. The Company has entered into a bi-lateral contract that requires a supplier to sell to the Company, and the Company to purchase from the supplier, a majority of the Eufaula facility's annual kaolin requirements through 2013, with options to extend this agreement for an additional six years. The Company has obtained ownership rights in acreage in Wilkinson County, Georgia, which contains in excess of a fifteen year supply of kaolin for its Georgia facilities at current production rates. The Company has entered into a long-term agreement with a third party to mine and transport this material at a fixed price subject to annual adjustment. The agreement requires the Company to utilize the third party to mine and transport a majority of the McIntyre facility's annual kaolin requirement.

The Company's production facility in Luoyang, China, uses both kaolin and bauxite for the production of CARBO*PROP*® and CARBO*LITE*®. Certain of these materials are purchased under a long-term contract that stipulates fixed prices subject to periodic adjustment and provides for minimum purchase requirements.

The Company's production facility in Kopeysk, Russia currently uses bauxite for the production of CARBO*PROP*®. Bauxite is purchased under annual agreements that stipulate fixed prices for up to a specified quantity of material.

Production Process

Ceramic proppants are made by grinding or dispersing ore to a fine powder, combining the powder into small pellets and firing the pellets in a rotary kiln. The Company uses two different methods to produce ceramic proppant. The Company's plants in McIntyre, Georgia; Kopeysk, Russia and Luoyang, China use a dry process, which utilizes clay, bauxite, bauxitic clay or kaolin. The raw material is ground, pelletized and screened. The manufacturing process is completed by firing the product in a rotary kiln.

The Company's plants in Eufaula, Alabama and Toomsboro, Georgia, use a wet process, which starts with kaolin that is formed into slurry. The slurry is then pelletized in a dryer and the pellets are then fired in a rotary kiln.

The Company's rotary kilns are primarily heated by the use of natural gas.

Patent Protection and Intellectual Property

The Company makes ceramic proppant and ceramic media used in foundry and scouring processes (the later two items comprising a minimal volume of overall sales) by processes and techniques that involve a high degree of proprietary technology, some of which is protected by patents.

The Company owns nine U.S. patents, three Russian patents, five Eurasian patents, one Canadian patent, one Saudi Arabian patent and one Mexican patent. One of the Company's U.S. patents and the Canadian patent relate to a low-apparent specific gravity ceramic proppant, and will expire in 2022 through 2023. Two of the Company's U.S. patents and the Saudi Arabian patent relate to TiO_2 scouring media, a titanium-based media used in scouring processes, and will expire in 2023 through 2045. One of the Company's U.S. patents and one of the Eurasian patents relate to the spray drying of proppant and will expire in 2025. Five of the Company's U.S. patents, four of the Eurasian patents, the Mexican patent and the three Russian patents relate to lightweight and intermediate strength proppants and will expire in 2025 through 2028. The three Russian patents relate to proppant that is produced in the Company's Russian manufacturing facility.

The Company owns seven U.S. patent applications (together with a number of counterpart applications pending in foreign jurisdictions). The U.S. patent applications cover ceramic proppant, processes for making ceramic proppant, and detection of subterranean fractures. The applications are in various stages of the patent prosecution process, and patents may not issue on such applications in any jurisdiction for some time, if they issue at all.

The Company believes that its patents have been important in enabling the Company to compete in the market to supply proppant to the natural gas and oil industry, although important patents expired in 2006 and 2009. The Company intends to enforce, and has in the past vigorously enforced, its patents. The Company may from time to time in the future be involved in litigation to determine the enforceability, scope and validity of its patent rights. In addition to patent rights, and perhaps more notably, the Company uses a significant amount of trade secrets, or "know-how," and other proprietary information and technology in the conduct of its business. None of this "know-how" and technology is licensed from third parties.

Falcon Technologies, through the acquisition of substantially all of the assets of BBL Falcon Industries, Ltd. in 2009, owns one U.S. patent, which expires in 2027 and relates to construction of secondary containment areas, and five U.S patent applications (together with a number of counterpart applications pending in foreign jurisdictions) that relate to tank bases, load bearing products, anchoring systems, and methods of constructing secondary containment areas.

Environmental and Other Governmental Regulations

The Company believes that its operations are in substantial compliance with applicable domestic and foreign federal, state and local environmental and safety laws and regulations. However, in January 2007, following self-disclosure of certain air pollution emissions, the Company received a Notice of Violation ("NOV") from the State of Georgia Environmental Protection Division ("EPD") regarding appropriate permitting for emissions of substances from its Toomsboro and McIntyre facilities. In May 2009, the Company entered into a consent order with the EPD to resolve the Toomsboro and McIntyre NOVs. Pursuant to the Consent Order, the Company has paid the EPD fines of $378,000.

In response to the NOVs, and its desire to expand its production capacities at both facilities, the Company also submitted Prevention of Significant Deterioration ("PSD") permit applications for both facilities in June 2008. Permits for both facilities were obtained in December 2009.

Existing federal Environmental requirements such as the Clean Air Act and the Clean Water Act, as amended, impose certain restrictions on air and water pollutants from the Company's operations via permits and regulations. Those pollutants include volatile organic compounds, nitrogen oxides, sulfur dioxide, particulates, storm water and wastewater discharges and other by-products. In addition to meeting environmental requirements for existing operations, the Company must also demonstrate compliance with environmental regulations in order to obtain permits prior to any future expansion. The Environmental Protection Agency ("EPA") and state programs require covered facilities to obtain individual permits or have coverage under an EPA general permit issued to groups of facilities. A number of federal and state agencies, including but not limited to, the EPA, the Texas Commission of Environmental Quality, the Louisiana Department of Natural Resources, the Alabama Department of Environmental Management, and the Georgia Environmental Protection Division, in states in which we do business, have environmental regulations applicable to our operations. Historically we have been able to obtain permits, where necessary, to build new facilities and modify existing facilities that allow us to continue compliant operations.

Employees

At December 31, 2010, the Company had 806 employees worldwide. In addition to the services of its employees, the Company employs the services of consultants as required. The Company's employees are not represented by labor unions. There have been no work stoppages or strikes during the last three years that have resulted in the loss of production or production delays. The Company believes its relations with its employees are satisfactory.

Executive Officers of the Registrant

Gary A. Kolstad (age 52) was elected in June 2006, by the Company's Board of Directors to serve as President and Chief Executive Officer and a Director of the Company. Mr. Kolstad previously served in a variety of positions over 21 years with Schlumberger, Ltd. Mr. Kolstad became a Vice President of Schlumberger, Ltd. in 2001, where he last held the positions of Vice President, Oilfield Services — U.S. Onshore and Vice President, Global Accounts.

Ernesto Bautista III (age 39) joined the Company as a Vice President and Chief Financial Officer in January 2009. From July 2006 until joining the Company, Mr. Bautista served as Vice President and Chief Financial Officer of W-H Energy Services, Inc., a Houston, Texas based diversified oilfield services company ("W-H Energy"). From July 2000 to July 2006, he served as Vice President and Corporate Controller of W-H Energy. From September 1994 to May 2000, Mr. Bautista served in various positions at Arthur Andersen LLP, most recently as a manager in the assurance practice, specializing in emerging, high growth companies. Mr. Bautista is a certified public accountant in the State of Texas.

Mark L. Edmunds (age 55) has been the Vice President, Operations since April 2002. From 2000 until joining the Company, Mr. Edmunds served as Business Unit Manager and Plant Manager for FMC Corporation. Prior to 2000, Mr. Edmunds served Union Carbide Corporation and The Dow Chemical Company in a variety of management positions, including Director of Operations, Director of Internal Consulting and Manufacturing Operations Manager.

David G. Gallagher (age 52) was appointed Vice President, Marketing and Sales in April 2007. Mr. Gallagher previously held a variety of both domestic and international managerial positions in engineering, marketing and sales, and technology development over a 26 year period with Schlumberger, Ltd., where from 1999 until 2002 he served as the Director of Marketing for U.S. Land and from 2002 until 2007, he served as Director of Marketing for Venezuela, Trinidad and the Caribbean.

R. Sean Elliott (age 36) joined the Company in November 2007 as General Counsel, and was appointed as Corporate Secretary and Chief Compliance Officer in January 2008. Previously, Mr. Elliott served as legal counsel to Aviall, Inc. (an international aviation company) from 2004 to 2007, where he last held the positions of Assistant General Counsel and Assistant Secretary. From 1999 until 2004, Mr. Elliott practiced law with Haynes and Boone, LLP, a Dallas, Texas-based law firm.

All officers are elected for one-year terms or until their successors are duly elected. There are no arrangements between any officer and any other person pursuant to which he was selected as an officer. There is no family relationship between any of the named executive officers or between any of them and the Company's directors.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 10-K, the Company's Annual Report to Shareholders, any Form 10-Q or any Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. The words "believe", "expect", "anticipate", "project", "estimate", "forecast", "plan" or "intend" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which speaks only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company's forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. All of the Company's forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors discussed below.

The Company's results of operations could be adversely affected if its business assumptions do not prove to be accurate or if adverse changes occur in the Company's business environment, including but not limited to:

- a potential decline in the demand for oil and natural gas;
- potential declines or increased volatility in oil and natural gas prices that would adversely affect our customers, the energy industry or our production costs;
- potential reductions in spending on exploration and development drilling in the oil and natural gas industry that would reduce demand for our products and services;
- an increase in competition in the proppant market;
- the development of alternative stimulation techniques, such as extraction of oil or gas without fracturing;
- increased governmental regulation of hydraulic fracturing;
- increased regulation of emissions from our manufacturing facilities;
- the development of alternative proppants for use in hydraulic fracturing;
- general global economic and business conditions;
- an increase in raw materials costs;
- fluctuations in foreign currency exchange rates; and
- the potential expropriation of assets by foreign governments.

The Company's results of operations could also be adversely affected as a result of worldwide economic, political and military events, including war, terrorist activity or initiatives by the Organization of the Petroleum Exporting Countries ("OPEC"). For further information, see "Item 1A. Risk Factors."

Available Information

The Company's annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") are made available free of charge on the Company's internet website at http://www.carboceramics.com as soon as reasonably practicable after such material is filed with, or furnished to, the Securities and Exchange Commission ("SEC").

The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov.

Item 1A. *Risk Factors*

You should consider carefully the trends, risks and uncertainties described below and other information in this Form 10-K and subsequent reports filed with the SEC before making any investment decision with respect to our securities. If any of the following trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment.

Our business and financial performance depend on the level of activity in the natural gas and oil industries.

Our operations are materially dependent upon the levels of activity in natural gas and oil exploration, development and production. More specifically, the demand for our products is closely related to the number of natural gas and oil wells completed in geologic formations where ceramic proppants are used in fracture treatments. These activity levels are affected by both short-term and long-term trends in natural gas and oil prices. In recent years, natural gas and oil prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including war, terrorist activity, events in the Middle East and initiatives by OPEC, have contributed, and are likely to continue to contribute, to price volatility. Additionally, warmer than normal winters in North America and other weather patterns may adversely impact the short-term demand for natural gas and, therefore, demand for our products and services. Natural gas and oil prices experienced a decline in the second half of 2008 and during portions of 2009. A prolonged reduction in natural gas and oil prices would generally depress the level of natural gas and oil exploration, development, production and well completions activity and result in a corresponding decline in the demand for our products. Such a decline could have a material adverse effect on our results of operations and financial condition.

Our business and financial performance could suffer if new processes are developed to replace hydraulic fracturing or as a result of increased regulation of hydraulic fracturing.

Substantially all of our products are proppants used in the completion and re-completion of natural gas and oil wells through the process of hydraulic fracturing. The development of new processes for the completion of natural gas and oil wells leading to a reduction in, or discontinuation of the use of, hydraulic fracturing could cause a decline in demand for our products. Additionally, increased regulation of hydraulic fracturing could negatively affect our business by increasing the costs of compliance, which could cause operators to abandon the process altogether due to commercial impracticability. Either of these events could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by decreased demand for ceramic proppant or the development by our competitors of effective alternative proppants.

Ceramic proppant is a premium product capable of withstanding higher pressure and providing more highly conductive fractures than mined sand, which is the most commonly used proppant type. Although we believe that the use of ceramic proppant generates higher production rates and more favorable production economics than mined sand, a significant shift in demand from ceramic proppant to mined sand could have a material adverse effect on our results of operations and financial condition. The development and use of effective alternative proppant could also cause a decline in demand for our products, and could have a material adverse effect on our results of operations and financial condition.

We rely upon, and receive a significant percentage of our revenues from, a limited number of key customers.

During 2010, our key customers included several of the largest participants in the worldwide petroleum pressure pumping industry. Although the end users of our products are numerous operators of natural gas and oil wells that hire pressure pumping service companies to hydraulically fracture wells, two customers accounted collectively for approximately 53% of our 2010 revenues. We generally supply our domestic pumping service customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the end user well operators being satisfied with product quality, availability and delivery performance. Although we believe our relations with our customers and the major well operators are satisfactory, a material decline in the level of sales to any one of our major customers due to unsatisfactory product performance, delivery delays or any other reason could have a material adverse effect on our results of operations and financial condition.

We provide environmental warranties on certain of our containment and spill prevention products.

Falcon Technologies' tank liners, secondary containments and related products and services are designed to contain or avoid spills of hydrocarbons and other materials. If a release of these materials occurs, it could be harmful to the environment. Although we attempt to negotiate appropriate limitations of liability in the applicable terms of sale, some customers have required expanded warranties, indemnifications or other terms that could hold Falcon Technologies responsible in the event of a spill or release under particular circumstances. If Falcon Technologies is held responsible for a spill or release of materials from one of its customer's facilities, it could have a material adverse effect on our results of operations and financial condition.

Third parties may claim that we are infringing their intellectual property rights.

The Company uses a significant amount of trade secrets, or "know-how," and other proprietary information and technology in the conduct of its business. Although the Company does not believe that it is infringing upon the intellectual property rights of others by using such proprietary information and technology, it is possible that such a claim will be asserted against the Company in the future. In the event any third party makes a claim against us for infringement of patents or other intellectual property rights of a third party, such claims, with or without merit, could be time-consuming and result in costly litigation. In addition, the Company could experience loss or cancellation of customer orders, experience product shipment delays, or be subject to significant liabilities to third parties. If our products or services were found to infringe on a third party's proprietary rights, the Company could be required to enter into royalty or licensing agreements to continue selling its products or services. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all, which could seriously harm our business. Involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and expertise could have a material adverse effect on the Company's business.

We operate in an increasingly competitive market.

We compete with other principal suppliers of ceramic proppant, as well as with suppliers of sand and resin-coated sand for use as proppant, in the hydraulic fracturing of natural gas and oil wells. The proppant market is highly competitive and no one supplier is dominant. The recent expiration of key patents owned by the Company has resulted in additional competition in the market for ceramic proppant. This entry of additional competitors into the market to supply ceramic proppant could have a material adverse effect on our results of operations and financial condition.

Significant increases in fuel prices for any extended periods of time will increase our operating expenses.

The price and supply of natural gas are unpredictable, and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, actions by OPEC and other oil and gas producers, regional production patterns and environmental concerns. Natural gas is a significant component of our direct manufacturing costs and price escalations will likely increase our operating expenses and can have a negative impact on income from operations and cash flows. We operate in a competitive marketplace and may not be able to pass through all of the increased costs that could result from an increase in the cost of natural gas.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges and waste management. The technical requirements of complying with these environmental laws and regulations are becoming increasingly expensive and complex, and may affect the Company's ability to expand its operations. Our ability to continue the expansion of our manufacturing capacity to meet market demand is contingent upon obtaining required environmental permits and compliance with their terms. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations.

In addition, we use some hazardous substances and generate certain industrial wastes in our operations. Many of our current and former properties are or have been used for industrial purposes. Accordingly, we could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. These laws also may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for environmental damage without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

Stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could restrict our expansion efforts, require us to incur costs, or become the basis of new or increased liabilities. Any of these events could reduce our earnings and our cash available for operations.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

International revenues accounted for approximately 23%, 24% and 29% of our total revenues in 2010, 2009 and 2008, respectively. We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

- economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);
- changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- transportation delays and costs;
- power supply shortages and shutdowns;
- difficulties in staffing and managing foreign operations and other labor problems;
- currency rate fluctuations, convertibility and repatriation;
- taxation of our earnings and the earnings of our personnel;
- potential expropriation of assets by foreign governments; and
- other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

In particular, we are subject to risks associated with our production facilities in Luoyang, China, and Kopeysk, Russia. The legal systems in both China and Russia are still developing and are subject to change. Accordingly, our operations and orders for products in both countries could be adversely impacted by changes to or interpretation of each country's law. Further, if manufacturing in either region is disrupted, our overall capacity could be significantly reduced and sales and/or profitability could be negatively impacted.

The manufacture of resin-coated sand is a new process for us.

Resin-coated sand is an alternative to the Company's traditional ceramic proppant and involves a different manufacturing process. Commercialization of resin-coated sand involves capital expenditures and new operational requirements. If we are unable to secure adequate, cost effective supply commitments for the raw materials associated with resin-coated sand or if we are unable to successfully and efficiently construct the needed additional manufacturing capacity and infrastructure to produce resin-coated sand, our ability to sell this product to the marketplace may be adversely impacted. A lack of sales of resin-coated sand could have a material adverse effect on our results from operations and financial condition.

Undetected defects in our fracture simulation software could adversely affect our business.

Despite extensive testing, our software could contain defects, bugs or performance problems. If any of these problems are not detected, the Company could be required to incur extensive development costs or costs related to product recalls or replacements. The existence of any defects, errors or failures in our software products may subject us to liability for damages, delay the development or release of new products and adversely affect market acceptance or perception of our software products or related services, any one of which could materially and adversely affect the Company's business, results of operations and financial condition.

The market price of our common stock will fluctuate, and could fluctuate significantly.

The market price of the Company's common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

- the liquidity of the market for our common stock;
- differences between our actual financial or operating results and those expected by investors and analysts;
- changes in analysts' recommendations or projections;
- new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;
- changes in general economic or market conditions; and
- broad market fluctuations.

Our actual results could differ materially from results anticipated in forward-looking statements we make.

Some of the statements included or incorporated by reference in this Form 10-K are forward-looking statements. These forward-looking statements include statements relating to trends in the natural gas and oil industries, the demand for ceramic proppant and our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this Form 10-K. In addition, we have made and may continue to make forward-looking statements in other filings with the SEC, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers. Our actual results could differ materially from those anticipated in these forward-looking statements. (See "Business — Forward-Looking Information.")

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

The Company maintains its corporate headquarters (approximately 27,000 square feet of leased office space) in Houston. The Company also leases approximately 15,000 square feet of space for its Technology center in Houston. The Company owns its manufacturing facilities, land and substantially all of the related production equipment in New Iberia, Louisiana and Eufaula, Alabama, and leases its McIntyre and Toomsboro, Georgia, facilities. The Company owns the buildings and production equipment at its facility in Luoyang, China, and has been granted use of the land on which the facility is located through 2051 under the terms of a land use agreement with the People's Republic of China. The Company owns the buildings and production equipment at its facility in Kopeysk, Russia, and substantially all of the land on which the facility is located. The Company leases space for sales offices in Aberdeen, Scotland, Moscow, Russia, and Dubai, UAE.

The New Iberia, Louisiana facility is located on 26.7 acres of land owned by the Company and consists of two resin coating units (one of which is under construction), a laboratory, two office buildings and a warehouse, collectively totaling approximately 197,000 square feet. The Eufaula, Alabama facility is located on 14 acres of land owned by the Company and consists of one production unit, a laboratory and an office, collectively totaling approximately 113,700 square feet.

The facilities in McIntyre and Toomsboro, Georgia, include real property, plant and equipment that are leased by the Company from the Development Authority of Wilkinson County. The original lease was executed in 1997 and was last amended in 2008. The term of the current lease, which covers both locations, commenced on November 1, 2008, and terminates on November 1, 2013, subject to the Company's ability to renew the lease through November 2021. Under the terms of the lease, the Company is responsible for all costs incurred in connection with the premises, including costs of construction of the plant and equipment. As an inducement to locate the facility in Wilkinson County, Georgia, the Company received certain ad-valorem property tax incentives. At the termination of the lease, title to all of the real property, plant and equipment is to be conveyed to the Company in exchange for nominal consideration. The Company has the right to purchase the property, plant and equipment at any time during the term of the lease for a nominal price.

The facility in McIntyre, Georgia is located on approximately 36 acres of land and consists of various production and support buildings, a laboratory building, a warehouse building and an administrative building, collectively totaling approximately 196,100 square feet. The facility in Toomsboro, Georgia is located on approximately 13 acres of an approximately 1,100-acre tract of property leased by the Company. The facility consists of various production and support buildings, two laboratory buildings, and an administrative building, collectively totaling approximately 113,900 square feet.

The facility in Luoyang, China is located on approximately 11 acres and consists of various production and support buildings, a laboratory, and two administrative buildings, collectively totaling approximately 118,000 square feet. The facility in Kopeysk, Russia is located on approximately 60 acres of land and consists of various production and support buildings and an administrative building, collectively totaling approximately 103,000 square feet.

In December 2010, the Company purchased approximately 39 acres of land and approximately 429,000 square feet of buildings in Marshfield, Wisconsin and is currently holding the land and buildings for prospective use as a resin-coated sand manufacturing facility.

The Company owns or otherwise utilizes distribution facilities in multiple locations around the world. See "Item 1. Business — Distribution."

Applied Geomechanics, Inc. leases office space in San Francisco, California (approximately 7,000 square feet).

The Company owns approximately 2,630 acres of land and leasehold interests in Wilkinson County, Georgia, near its plants in McIntyre and Toomsboro, Georgia and approximately 80 acres of leasehold interests in Barbour County, Alabama, near its plant in Eufaula, Alabama. The land contains raw material for use in the production of the Company's lightweight ceramic proppants. The Company has contracted with a third party to mine and haul the reserves and bear the responsibility for subsequent reclamation of the mined areas.

Falcon Technologies owns its service facility located in Decatur, Texas, which is located on approximately 25 acres of land. The facility includes production and administrative buildings totaling approximately 12,000 square feet. Falcon Technologies also leases a service facility in Midland, Texas consisting of 18 acres of land and approximately 2,000 square feet of buildings.

Item 3. *Legal Proceedings*

From time to time, the Company is the subject of legal proceedings arising in the ordinary course of business. The Company does not believe that any of these proceedings will have a material effect on its business or its results of operations.

Our U.S. manufacturing facilities process mined minerals, and therefore are viewed as mine operations subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the recently proposed Item 106 of Regulation S-K (17 CFR 229.106) is included in Exhibit 99.1 to this annual report.

Item 4. *(Removed and Reserved)*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock Market Prices, Dividends and Stock Repurchases

The Company's common stock is traded on the New York Stock Exchange (ticker symbol CRR). The number of record and beneficial holders of the Company's common stock as of February 17, 2011 was approximately 22,050.

The following table sets forth the high and low sales prices of the Company's common stock on the New York Stock Exchange and dividends for the last two fiscal years:

	2010			2009		
	Sales Price		Cash Dividends	Sales Price		Cash Dividends
Quarter Ended	High	Low	Declared(1)	High	Low	Declared(2)
March 31	$ 72.08	$59.27	$0.36	$39.49	$27.43	$0.34
June 30	77.86	62.09	—	40.09	28.54	—
September 30	83.81	72.10	0.40	52.02	32.50	0.36
December 31	103.81	77.98	—	70.77	48.94	—

(1) Represents quarters during which dividends were declared. The payment months for cash dividends were February 2010 ($0.18), May 2010 ($0.18), August 2010 ($0.20) and November 2010 ($0.20).

(2) Represents quarters during which dividends were declared. The payment months for cash dividends were February 2009 ($0.17), May 2009 ($0.17), August 2009 ($0.18) and November 2009 ($0.18).

The Company currently expects to continue its policy of paying quarterly cash dividends, although there can be no assurance as to future dividends because they depend on future earnings, capital requirements and financial condition.

On August 28, 2008, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's common stock. Shares are effectively retired at the time of purchase. The Company did not repurchase any shares under this plan during the fourth quarter of 2010. As of December 31, 2010, the Company has repurchased and retired 1,762,576 shares at an aggregate price of $65.9 million.

The following table provides information about the Company's repurchases of common stock during the quarter ended December 31, 2010:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan(1)	Maximum Number of Shares that May Yet be Purchased Under the Plan(2)
10/01/10 to 10/31/10	563(3)	$79.09	—	237,424
11/01/10 to 11/30/10	—	$ —	—	237,424
12/01/10 to 12/31/10	—	$ —	—	237,424
Total	563(3)		—	

(1) On August 28, 2008, the Company announced the authorization by its Board of Directors for the repurchase of up to two million shares of its Common Stock.

(2) Represents the maximum number of shares that may be repurchased under the previously announced authorization as of period end. As of February 22, 2011, a maximum of 237,424 shares may be repurchased under the previously announced authorization.

(3) Represents shares of stock withheld for the payment of withholding taxes upon the vesting of restricted stock.

Stock Performance Graph

The following graph compares the cumulative shareholder return on the Company's common stock versus the total cumulative return on the S&P 500 Stock Index and the S&P Small Cap 600, Oil & Gas Equipment & Services Sub-Industry Group. The comparison assumes $100 was invested as of December 31, 2005 and all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among CARBO Ceramics Inc. the S&P 500 Index
and the S&P SmallCap 600 — Oil & Gas Equipment & Services Index


$300
$200
$100
$0
Dollars
12/05
12/06
12/07
12/08
12/09
12/10
CARBO Ceramics Inc.
S&P 500
S&P SmallCap 600 - Oil & Gas Equipment & Services

* $100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. ***Selected Financial Data***

The following selected financial data are derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included elsewhere in this Form 10-K. The Company has determined that its outstanding non-vested restricted stock awards are participating securities. Accordingly, effective January 1, 2009, earnings per common share are computed using the two-class method prescribed by ASC Topic 260 *"Earnings Per Share."* All previously reported earnings per common share data were retrospectively adjusted to conform to the new computation method.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	($ in thousands, except per share data)				
Statement of Income Data:					
Revenues	$473,082	$341,872	$387,828	$299,996	$283,829
Cost of sales	298,411	221,369	260,394	198,070	179,897
Gross profit	174,671	120,503	127,434	101,926	103,932
Selling, general and administrative expenses(1)	55,061	41,053	40,351	30,467	26,300
Operating profit	119,610	79,450	87,083	71,459	77,632
Other (expense) income, net	(261)	344	1,266	3,120	2,944
Income before income taxes	119,349	79,794	88,349	74,579	80,576
Income taxes	40,633	26,984	27,944	24,938	28,331
Income from continuing operations	78,716	52,810	60,405	49,641	52,245
Discontinued operations(2):					
Income from discontinued operations, net of taxes	—	—	5,784	4,229	2,008
Gain on disposal of discontinued operations, net of tax	—	—	44,127	—	—
Net income	$ 78,716	$ 52,810	$110,316	$ 53,870	$ 54,253
Earnings per basic share:					
Income from continuing operations	$ 3.41	$ 2.27	$ 2.47	$ 2.03	$ 2.14
Income from discontinued operations	—	—	0.24	0.17	0.08
Gain on disposal of discontinued operations	—	—	1.81	—	—
Basic earnings per share	$ 3.41	$ 2.27	$ 4.52	$ 2.20	$ 2.22
Earnings per diluted share:					
Income from continuing operations	$ 3.40	$ 2.27	$ 2.46	$ 2.02	$ 2.14
Income from discontinued operations	—	—	0.24	0.17	0.08
Gain on disposal of discontinued operations	—	—	1.81	—	—
Diluted earnings per share	$ 3.40	$ 2.27	$ 4.51	$ 2.19	$ 2.22

	December 31,				
	2010	2009	2008	2007	2006
	($ in thousands, except per share data)				
Balance Sheet Data:					
Current assets	$237,655	$218,870	$293,310	$190,924	$132,466
Current liabilities	51,247	32,458	83,848	33,264	33,164
Property, plant and equipment, net	338,483	270,722	244,902	253,261	214,773
Total assets	599,571	513,412	546,877	451,523	403,753
Total shareholders' equity	521,979	457,316	442,534	389,439	342,859
Cash dividends per share	$ 0.76	$ 0.70	$ 0.62	$ 0.52	$ 0.44
Discontinued operations (included above)(2):					
Assets held for sale	$ —	$ —	$ —	$ 66,191	$ 51,305
Liabilities held for sale	—	—	—	4,024	1,082

(1) Selling, general and administrative (SG&A) expenses for 2010, 2009, 2008, 2007 and 2006 include costs of start-up activities of $977, none, $1,108, $1,215, and $474, respectively. Start-up costs for 2010 relate to the start-up of the resin-coating plant within the Company's existing manufacturing infrastructure at the New Iberia, Louisiana facility and the start-up of the third production line at the Company's Toomsboro, Georgia facility. Start-up costs for 2008 relate to the start-up of the second production line at the Company's Toomsboro, Georgia facility and the reopening of the New Iberia, Louisiana manufacturing facility previously idled earlier during 2008. Start-up costs for 2007 are related primarily to the new production facility in Kopeysk, Russia. Start-up costs for 2006 are related primarily to the new production facility in Toomsboro, Georgia. SG&A expenses in 2010, 2009, 2008, 2007 and 2006 also include losses of $1,449, $156, $1,599, $268, and none, respectively, associated with the write-off of a prepayment for the purchase of ceramic proppant from a China proppant manufacturer in 2008 and disposal of certain equipment and impairment of goodwill and certain software in other years.

(2) On October 10, 2008, the Company completed the sale of its fracture and reservoir diagnostics business, the Pinnacle name and related trademarks. Consequently, these operations are presented as discontinued operations and the related assets and liabilities are presented as held for sale. At December 31, 2007, assets and liabilities held for sale are presented as current assets and current liabilities, respectively. Assets and liabilities held for sale as of December 31, 2006 are presented as previously reported in the Company's financial statements for that period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Level Overview

CARBO Ceramics Inc. generates revenue primarily through the sale of products and services to the oil and gas industry. The Company's principal business consists of manufacturing and selling ceramic proppant for use primarily in the hydraulic fracturing of oil and natural gas wells. On August 28, 2008, the Company entered into a definitive agreement to sell a substantial portion of the assets of its wholly-owned subsidiary, Pinnacle Technologies, Inc. ("Pinnacle"). The sale, which includes all of the fracture and reservoir diagnostic business, the Pinnacle name and related trademarks, was completed on October 10, 2008. The Company has no continuing involvement in these operations. The operations associated with this sale have been classified as income from discontinued operations in the accompanying consolidated statements of income and the cash flows associated with discontinued operations have been segregated in the accompanying consolidated statements of cash flows. The Company retained the hydraulic fracturing simulation software FracPro®, the hydraulic fracturing design, engineering and consulting business and Applied Geomechanics, Inc., a provider of geotechnical monitoring applications.

In October 2009, Falcon Technologies, a wholly-owned subsidiary of the Company, purchased substantially all of the assets of BBL Falcon Industries, Ltd., a supplier of spill prevention, containment and countermeasure systems for the oil and gas industry. The acquisition was made for the purpose of expanding the Company's product and service offerings to its existing client base. Falcon Technologies uses proprietary technology to provide products that are designed to enable its clients to extend the life of their storage assets, reduce the potential for hydrocarbon spills and provide containment of stored materials.

During 2010, the Company began production of resin coated ceramic (CARBO*BOND*® LITE®) and resin coated sand (CARBO*BOND*® *RCS*) proppants. The introduction of CARBO*BOND*® LITE® addresses a market in which oil and natural gas wells are subject to a high risk of proppant flow-back. The adhesive property of the resin allows the ceramic proppant pack to adhere in place and therefore reduce the risk of proppant flow-back. In the case of CARBO*BOND*® *RCS*, the Company made the strategic decision to offer a lower cost, lower conductivity alternative to its ceramic proppants thereby broadening its proppant suite of products. Management of the Company believes that this is a natural extension of our core business and enhances our highly conductive proppant offering.

The Company's products and services help oil and gas producers increase production and recovery rates from their wells, thereby lowering overall reservoir development costs. As a result, the Company's business is dependent to a large extent on the level of drilling activity in the oil and gas industry worldwide. However, the Company has increased its revenues and income over a multiple-year period and across various industry business cycles by increasing its share of the worldwide market for all types of proppant. Although the Company's ceramic proppants are more expensive than alternative non-ceramic proppants, the Company has been able to demonstrate the cost-effectiveness of its products to numerous operators of oil and gas wells through increased technical marketing activity. The Company believes its future prospects benefit from both an increase in drilling activity worldwide and the desire of industry participants to improve production results and lower their overall development costs.

The Company believes international operations will continue to represent an important role in its future growth. In 2002, the Company constructed its first manufacturing facility located outside the United States in the city of Luoyang, China and completed a second production line in 2004 that doubled the capacity of that facility. In 2004, the Company also opened a sales office in Moscow, Russia and established distribution operations in the country. In 2005, the Company broke ground on a new manufacturing facility in the city of Kopeysk, Russia and completed construction of this new facility during the first half of 2007. International revenues represented 23%, 24% and 29% of total revenues in 2010, 2009 and 2008, respectively.

Management believes the addition of new manufacturing capacity is critical to the Company's ability to continue its long-term growth in sales volume and revenue for ceramic proppant. In regards to future expansion, the Company has recently completed the construction of a third production line at its Toomsboro facility that began operations in December 2010 and the fourth production line is expected to be completed before the end of 2011 with an annual capacity of 250 million pounds. Although the Company has operated near or at full capacity at times during the previous ten years, the addition of significant new capacity could adversely impact operating profit margins if the timing of this new capacity does not match increases in demand for the Company's products. In addition, the ability to construct new capacity will be contingent upon the receipt of all needed environmental emission permits. See "Item 1 — Business" and "Item 1A — Risk Factors"

Operating profit margin for the Company's proppant business is principally impacted by manufacturing costs and the Company's production levels as a percentage of its capacity. Although most direct production expenses have been relatively stable or predictable over time, the Company has experienced volatility in the cost of natural gas, which is used in production by the Company's domestic manufacturing facilities, and bauxite, which is the primary raw material for production of the Company's high strength ceramic proppant. The cost of natural gas has been a significant component of total monthly domestic direct production expense over the last three years. In an effort to mitigate volatility in the cost of natural gas purchases and reduce exposure to short term spikes in the price of this commodity, the Company contracts in advance for portions of its future natural gas requirements. Despite the efforts to reduce exposure to changes in natural gas prices, it is possible that, given the significant portion of manufacturing costs represented by this item, gross margins as a percentage of sales may decline and changes in net income may not directly correlate to changes in revenue. During 2007, the Company's long-standing supplier of high strength raw materials exited the business. These materials are used to manufacture high-strength products, CARBO*PROP*® and CARBO*HSP*®, at the McIntyre, Georgia facility. The delivered cost of bauxite, which represents up to half of the cost of high strength products, has increased since the Company's long-standing supplier exited the business. Given the current shift in demand to more lightweight products, management anticipates its current supplies of bauxite will be sufficient for 2011, but continues to pursue a long-term source of these materials to complement its strong position in lightweight raw material supplies.

As the Company has expanded its operations in both domestic and international markets, there has been an increase in activities and expenses related to marketing, distribution, research and development, and finance and administration. As a result, selling, general and administrative expenses have increased in recent years. In the future, the Company expects to continue to actively pursue new business opportunities by:

- increasing marketing activities globally;
- improving and expanding its distribution capabilities; and
- focusing on new product development.

The Company expects that these activities will generate increased revenue. Selling, general and administrative expenses, however, may continue to increase in 2011 from 2010 levels as the Company continues to expand its operations.

General Business Conditions

The Company's proppant business is impacted by the number of natural gas wells drilled in North America, where the majority of wells are hydraulically fractured. In markets outside North America, sales of the Company's products are less dependent on natural gas markets but are influenced by the overall level of drilling and hydraulic fracturing activity. Furthermore, because the decision to use ceramic proppant is based on comparing the higher initial costs to the future value derived from increased production and recovery rates, the Company's business is influenced by the current and expected prices of natural gas and oil.

Worldwide oil and natural gas prices and related drilling activity levels remained very strong from 2004 until the second half of 2008. During the second half of 2008, oil and natural gas prices as well as active drilling rigs in North America declined significantly in connection with declines in many of the world's economies. During the second half of 2009, the North American drilling rig count improved and appears to have stabilized during 2010. The Company remains cautious with respect to the near-term outlook for natural gas, given the current supply-demand situation. While natural gas fundamentals remain weak, the shift in oilfield activity by the Company's clients to oily, liquids-rich plays is encouraging and the Company expects demand for ceramic proppant to remain high during 2011. The Company believes its operating results for 2011 will continue to be influenced by the level of natural gas drilling in North America, but expects its ability to demonstrate the value of ceramic proppant relative to alternatives will allow it to continue to generate new sales opportunities.

Critical Accounting Policies

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions (see Note 1 to the Consolidated Financial Statements). The Company believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Revenue is recognized when title passes to the customer (generally upon delivery of products) or at the time services are performed. The Company generates a significant portion of its revenues and corresponding accounts receivable from sales to the petroleum pressure pumping industry. In addition, the Company generates a significant portion of its revenues and corresponding accounts receivable from sales to two major customers, both of which are in the petroleum pressure pumping industry. As of December 31, 2010, approximately 49% of the balance in trade accounts receivable was attributable to those two customers. The Company records an allowance for doubtful accounts based on its assessment of collectability risk and periodically evaluates the allowance based on a review of trade accounts receivable. Trade accounts receivable are periodically reviewed for collectability based on customers' past credit history and current financial condition, and the allowance is adjusted, if necessary. If a prolonged economic downturn in the petroleum pressure pumping industry were to occur or, for some other reason, any of the Company's primary customers were to experience significant adverse conditions, the Company's estimates of the recoverability of accounts receivable could be reduced by a material amount and the allowance for doubtful accounts could be increased by a material amount. At December 31, 2010, the allowance for doubtful accounts totaled $1.7 million.

The Company values inventory using the weighted average cost method. Assessing the ultimate realization of inventories requires judgments about future demand and market conditions. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records an adjustment to reduce the carrying value to market value, as necessary. Future changes in demand and market conditions could cause the Company to be exposed to additional obsolescence or slow moving inventory. If actual market conditions are less favorable than those projected by management, lower of cost or market adjustments may be required.

Income taxes are provided for in accordance with ASC Topic 740, "*Income Taxes*". This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. This calculation requires the Company to make certain estimates about its future operations. Changes in state, federal and foreign tax laws, as well as changes in the Company's financial condition, could affect these estimates.

Long-lived assets, which include net property, plant and equipment, goodwill, intangibles and other long-term assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying values of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Results of Operations

Net Income

	2010	Percent Change	2009	Percent Change	2008
			($ in thousands)		
Net Income	$78,716	49%	$52,810	(52)%	$110,316

For the year ended December 31, 2010, the Company reported net income of $78.7 million, an increase of 49% compared to the $52.8 million reported in the previous year. During 2010, operations were favorably impacted by improving fundamentals in the oil and gas industry and continued acceptance of the Company's products and service offerings. Income from continuing operation in 2010 increased primarily as a result of a 29% increase in proppant sales volume and an increase in the gross profit margin as a percentage of sales, partially offset by higher selling, general and administrative expenses and other operating expenses. Income tax expense in 2010 increased due to higher pretax income.

For the year ended December 31, 2009, the Company reported net income of $52.8 million, a decrease of 52% compared to the previous year. Net income in 2008 included $5.8 million of income from discontinued operations and $44.1 million of gain on the disposal of discontinued operations. Discontinued operations relate to the sale of the Company's fracture and reservoir diagnostics business in 2008.

In 2009, income from continuing operations decreased to $52.8 million from $60.4 million in 2008, or 13%. During 2009, the Company experienced a 12% decrease in revenues primarily resulting from lower sales volumes. The decrease in revenue was partially offset by an increase in gross profit margin as a percentage of sales compared to the previous year. Selling, general and administrative expenses increased primarily due to the addition of Falcon

Technologies and the relocation of certain administrative offices. Other operating expenses decreased in 2009 primarily resulting from an impairment charge in 2008 and costs relating to the 2008 start-up of certain manufacturing facilities. Other income in 2009 decreased mainly from foreign currency exchange rate fluctuations and income tax expense in 2009 decreased due to lower taxable income partially offset by a higher effective tax rate.

Individual components of financial results are discussed below.

Revenues

	2010	Percent Change	2009	Percent Change	2008
			($ in thousands)		
Consolidated revenues	$473,082	38%	$341,872	(12)%	$387,828

Revenues of $473.1 million for the year ended December 31, 2010 increased 38% compared to $341.9 million in 2009. Revenues increased primarily due to a 29% increase in proppant sales volume, a 2% increase in the average proppant selling price and a full year of operations of Falcon Technologies. The Company's worldwide proppant sales volume totaled 1.348 billion pounds for the year ended December 31, 2010 compared to 1.043 billion pounds for the same period in 2009. North American (defined as Canada and the U.S.) sales volume increased 29% primarily due to an increase in the drilling rig count in the U.S. and Canada as well as continued acceptance of the Company's products in unconventional resource plays, including shale formations. International (excluding Canada) sales volume increased 31% primarily due to increases in China, Russia, Africa, Latin America and the Middle East, partially offset by a decrease in Mexico. The average selling price per pound of ceramic proppant was $0.322 per pound in 2010 compared to $0.315 per pound in 2009

Revenues of $341.9 million for the year ended December 31, 2009 decreased 12% compared to $387.8 million in 2008. Revenues decreased primarily due to a 10% decrease in sales volume and a 2% decrease in average proppant selling price. The Company's worldwide proppant sales volume totaled 1.043 billion pounds for the year ended December 31, 2009 compared to 1.162 billion pounds for the same period in 2008. Despite a 42% decrease in the drilling rig count in the U.S. and Canada, sales volume in that region decreased by only 8%. Sales volume decreases for most of the Company's products in the U.S. and Canada were partially offset by greater demand for the Company's lightweight products, such as CARBO*HYDROPROP*® in shale formations. International (excluding Canada) sales volume decreased 20% primarily attributed to decreases in Russia and North Africa partially offset by an increase in Mexico. The average selling price per pound of ceramic proppant was $0.315 per pound in 2009 compared to $0.322 per pound in 2008. The lower average selling price was primarily attributed to a change in the mix of products sold toward lower priced lightweight products.

Gross Profit

	2010	Percent Change	2009	Percent Change	2008
			($ in thousands)		
Consolidated gross profit	$174,671	45%	$120,503	(5)%	$127,434
As a % of revenues	37%		35%		33%

The Company's cost of sales related to proppant manufacturing consists of manufacturing costs, packaging and transportation expenses associated with the delivery of the Company's products to its customers and handling costs related to maintaining finished goods inventory and operating the Company's remote stocking facilities. Variable manufacturing costs include raw materials, labor, utilities and repair and maintenance supplies. Fixed manufacturing costs include depreciation, property taxes on production facilities, insurance and factory overhead.

Gross profit for the year ended December 31, 2010 was $174.7 million, or 37% of revenues, compared to $120.5 million, or 35% of revenues, for 2009. The increase in gross profit was primarily the result of higher proppant sales volume, an increase in the average proppant selling price and a full year of operations of Falcon Technologies. Gross profit as a percentage of revenues increased primarily as a result of an increase in the average proppant selling price, lower natural gas costs in the Company's U.S. manufacturing facilities, and a change in the mix of products sold towards lightweight products, partially offset by higher freight costs.

Gross profit for the year ended December 31, 2009 was $120.5 million, or 35% of revenues, compared to $127.4 million, or 33% of revenues, for 2008. The decrease in gross profit was the result of decreased revenues driven primarily by lower sales volumes. Despite the revenue and gross profit decline, gross profit as a percentage of revenues increased primarily as a result of a change in the mix of products sold, lower freight costs and lower natural gas costs in the Company's U.S. manufacturing facilities.

Selling, General & Administrative (SG&A) and Other Operating Expenses

	2010	Percent Change	2009	Percent Change	2008
			($ in thousands)		
Consolidated SG&A and other	$55,061	34%	$41,053	2%	$40,351
As a % of revenues	12%		12%		10%

Operating expenses consisted of $52.6 million of SG&A expenses and $2.4 million of other operating expenses for the year ended December 31, 2010 compared to $40.9 million and $0.1 million, respectively, for 2009. The increase in SG&A expenses primarily resulted from a full year of operations of Falcon Technologies in 2010 and higher marketing, research and development spending. Other operating expenses in 2010 consisted of start-up costs of $1.0 million related to the start-up of the resin-coating plant within the Company's existing manufacturing infrastructure at the New Iberia, Louisiana facility and the third production line at the Company's Toomsboro, Georgia facility, an impairment of goodwill of $0.4 million related to the Company's geotechnical monitoring business and a $1.0 million loss on equipment disposals mainly related to the Company's U.S. manufacturing facilities. As a percentage of revenues, SG&A and other operating expenses for 2010 were essentially flat compared to last year.

Operating expenses consisted of $40.9 million of SG&A expenses and $0.1 million of other operating expenses for the year ended December 31, 2009 compared to $37.6 million and $2.7 million, respectively, for 2008. As a percentage of revenues, SG&A and other operating expenses increased to 12% compared to 10% for the same period in 2008. The increases in SG&A expenses primarily resulted from the inclusion of Falcon Technologies SG&A in 2009, costs associated with the relocation of certain administrative offices and Falcon Technologies acquisition costs. Other operating expenses in 2008 consisted primarily of a $1.4 million write-off of a prepayment for the purchase of ceramic proppant from a third-party proppant manufacturer and $1.1 million relating to start-up costs for the second production line at the Company's Toomsboro, Georgia facility and the reopening of the New Iberia, Louisiana manufacturing facility idled earlier in 2008.

Other Income (Expense)

	2010	Percent Change	2009	Percent Change	2008
			($ in thousands)		
Consolidated Other Income (Expense)	$(261)	(176)%	$344	(73)%	$1,266

Other income for the year ended December 31, 2010 declined $0.6 million compared to the same period in 2009. This decline is mainly attributed to a $0.3 million increase in foreign currency exchange losses and a $0.3 million decrease in interest income.

Other income for the year ended December 31, 2009 declined $0.9 million compared to the same period in 2008. This decline is mainly attributed to a $0.8 million decrease in foreign currency exchange gains resulting from exchange rate fluctuations between the local reporting currency and the currency in which certain liabilities of the Company's subsidiary in Russia are denominated. The Company recognizes gains and losses resulting from fluctuations in these currencies as a result of the capital structure of its investment in that country. By the end of 2008, the Company had restructured its investment in Russia thereby reducing income statement exposure to future changes in currency exchange rates.

Income Tax Expense

	2010	Percent Change	2009	Percent Change	2008
			($ in thousands)		
Income Tax Expense	$40,633	51%	$26,984	(3)%	$27,944
Effective Income Tax Rate	34.0%		33.8%		31.6%

Consolidated income tax expense was $40.6 million, or 34.0% of pretax income, for the year ended December 31, 2010 compared to $27.0 million, or 33.8% of pretax income for 2009. The $13.6 million increase is primarily due to higher pretax income.

Consolidated income tax expense was $27.0 million, or 33.8% of pretax income, for the year ended December 31, 2009 compared to $27.9 million, or 31.6% of pretax income for 2008. The $0.9 million decrease is due to lower pretax income partially offset by an increase in the effective tax rate primarily due to benefits relating to mining depletion deductions that the Company recorded during the third quarter of 2008.

Discontinued Operations

On August 28, 2008, the Company entered into a definitive agreement to sell its fracture and reservoir diagnostics business, including the Pinnacle name and related trademarks. The resulting gain on sale and operations of this business are presented as discontinued operations. The sale was completed on October 10, 2008 for $142.3 million in cash, net of working capital adjustments. The Company recorded a gain of $44.1 million, which is net of income taxes of $24.4 million. The Company did not record any income from discontinued operations in 2010 or 2009.

Liquidity and Capital Resources

At December 31, 2010, the Company had cash and cash equivalents of $46.7 million compared to cash and cash equivalents of $69.6 million at December 31, 2009. During 2010, the Company generated $91.8 million of cash from operating activities of continuing operations, retained $0.8 million from excess tax benefits relating to stock based compensation, received $0.3 million proceeds from exercised stock options and retained $0.2 million from the effect of exchange rate changes on cash. Uses of cash included $96.5 million for capital expenditures, $17.6 million for the payment of cash dividends and $1.9 million for repurchases of the Company's common stock. Major capital spending in 2010 included engineering and procurement on a third production line at the Toomsboro facility, construction costs related to the fourth production line at the Toomsboro facility, equipment relating to the resin-coating process at the New Iberia facility, and replacement of various equipment associated with the McIntyre facility.

The Company believes its operating results for 2011 will continue to be influenced by the level of natural gas drilling in North America but expects its ability to demonstrate the value of ceramic proppant relative to alternatives will allow it to continue to generate new sales opportunities. Moreover, the North American natural gas rig count appears to have stabilized during 2010. While natural gas prices remain low, a shift in oilfield activity by the Company's clients to oily, liquids-rich plays is encouraging and demand for the Company's ceramic proppant is expected to remain high during the year.

Subject to its financial condition, the amount of funds generated from operations and the level of capital expenditures, the Company's current intention is to continue to pay quarterly dividends to holders of its common stock. On January 18, 2011, the Company's Board of Directors approved the payment of a quarterly cash dividend of $0.20 per share to shareholders of the Company's common stock on February 1, 2011. The dividend is payable on February 15, 2011. The Company estimates its total capital expenditures in 2011 will be between $100.0 million and $110.0 million, which includes costs associated with completion of the previously announced construction of the Company's fourth production line at its Toomsboro, Georgia facility and a second resin coating line at the Company's New Iberia facility. The Company anticipates that the projects will be completed by the end of 2011.

The Company has historically maintained an unsecured line of credit of $10.0 million. In January 2010, the Company obtained a new $10.0 million unsecured line of credit with Wells Fargo Bank, N.A., replacing an expired line of credit with another bank. As of December 31, 2010, there was no outstanding debt under the new credit agreement. The Company anticipates that cash on hand, cash provided by operating activities and funds available under its line of credit will be sufficient to meet planned operating expenses, tax obligations, capital expenditures and other cash needs for the next 12 months. The Company also believes that it could acquire additional debt financing, if needed. Based on these assumptions, the Company believes that its fixed costs could be met even with a moderate decrease in demand for the Company's products.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of December 31, 2010.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of December 31, 2010:

	Payments due in period				
	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
	($ in thousands)				
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Capital lease obligations	—	—	—	—	—
Operating lease obligations:					
— Primarily railroad equipment	30,840	7,330	11,091	6,548	5,871
Purchase obligations:					
— Natural gas contracts	58,244	25,157	31,587	1,500	—
— Raw materials contracts	25,239	1,655	6,917	6,667	10,000
Other long-term obligations	—	—	—	—	—
Total contractual obligations	$114,323	$34,142	$49,595	$14,715	$15,871

See Note 6 and Note 15 to the Notes to the Consolidated Financial Statements.

Operating lease obligations relate primarily to railroad equipment leases and include leases of other property, plant and equipment.

The Company uses natural gas to power its domestic manufacturing plants. From time to time, the Company enters into contracts to purchase a portion of the anticipated natural gas requirements at specified prices. As of December 31, 2010, the last such contract was due to expire in December 2015.

The Company has entered into contracts to supply raw materials, primarily kaolin and bauxite, to each of its manufacturing plants. Each of the contracts is described in Note 15 to the Notes to the Consolidated Financial Statements. Two of the contracts do not require the Company to purchase minimum annual quantities, but do require the purchase of minimum annual percentages, ranging from 70% to 80% of the respective plants' requirements for the specified raw materials. One outstanding contract requires the Company to purchase a minimum annual quantity of material.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company's major market risk exposure is to foreign currency fluctuations that could impact its investments in China and Russia. As of December 31, 2010, the Company's net investment that is subject to foreign currency fluctuations totaled $81.0 million, and the Company has recorded a cumulative foreign currency translation loss of $4.1 million, net of deferred income tax benefit. This cumulative translation loss is included in Accumulated Other Comprehensive Loss. From time to time, the Company may enter into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were no such foreign exchange contracts outstanding at December 31, 2010.

The Company has a $10.0 million revolving credit agreement with a bank. Under the terms of the agreement, the Company has the option of choosing either the bank's fluctuating Base Rate or LIBOR Fixed Rate, plus an Applicable Margin, all as defined in the credit agreement. There were no borrowings outstanding under the agreement at December 31, 2010. The Company does not believe that it has any material exposure to market risk associated with interest rates.

The Company is subject to the risk of market price fluctuations of certain commodities, such as natural gas, and utilizes forward purchase contracts to manage or reduce market risks relating to these costs. The Company does not enter into these transactions for speculative or trading purposes. The Company expects to take delivery of the underlying natural gas and, as such, does not currently believe the market risk exposure on these instruments to be material. As of December 31, 2010, $58.2 million of natural gas forward contracts were outstanding for delivery of gas through 2015.

Item 8. ***Financial Statements and Supplementary Data***

The information required by this Item is contained in pages F-3 through F-22 of this Report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2010, management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurances of achieving their control objectives. Based upon and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

For Management's Report on Internal Control Over Financial Reporting, see page F-1 of this Report.

(c) Report of Independent Registered Public Accounting Firm

For the Report of Independent Registered Public Accounting Firm on the Company's internal control over financial reporting, see page F-2 of this Report.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2010, that materially affected, or are reasonably likely to materially affect, those controls.

Item 9B. ***Other Information***

Not applicable.

PART III

Certain information required by Part III is omitted from this Report. The Company will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report included in the Proxy Statement.

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information concerning executive officers under Item 401 of Regulation S-K is set forth in Part I of this Form 10-K. The other information required by this Item is incorporated by reference to the portions of the Company's Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management," "Election of Directors," "Board of Directors, Committees of the Board of Directors and Meeting Attendance," "Code of Business Conduct and Ethics," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Report of the Audit Committee."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to the portions of the Company's Proxy Statement entitled "Compensation of Executive Officers," "Director Compensation" and "Potential Termination and Change in Control Payments."

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated by reference from the Company's Proxy Statement under the captions "Securities Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to the portion of the Company's Proxy Statement entitled "Election of Directors."

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item is incorporated by reference to the portion of the Company's Proxy Statement entitled "Ratification of Appointment of the Company's Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Exhibits, Financial Statements and Financial Statement Schedules:

1. *Consolidated Financial Statements*

The Consolidated Financial Statements of CARBO Ceramics Inc. listed below are contained in pages F-3 through F-22 of this Report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2010 and 2009

Consolidated Statements of Income for each of the three years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Shareholders' Equity for each of the three years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2010, 2009 and 2008

2. *Consolidated Financial Statement Schedules*

All schedules have been omitted since they are either not required or not applicable.

3. *Exhibits*

The exhibits listed on the accompanying Exhibit Index are filed as part of, or incorporated by reference into, this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARBO Ceramics Inc.

By: /s/ Gary A Kolstad
Gary A. Kolstad
President and Chief Executive Officer

By: /s/ Ernesto Bautista III
Ernesto Bautista III
Vice President and
Chief Financial Officer

Dated: February 25, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary A. Kolstad and Ernesto Bautista III, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William C. Morris William C. Morris	Chairman of the Board	February 25, 2011
/s/ Gary A. Kolstad Gary A. Kolstad	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2011
/s/ Ernesto Bautista III Ernesto Bautista III	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2011
/s/ Sigmund L. Cornelius Sigmund L. Cornelius	Director	February 25, 2011
/s/ James B. Jennings James B. Jennings	Director	February 25, 2011

Signature	Title	Date
/s/ H. E. Lentz, Jr. H. E. Lentz, Jr.	Director	February 25, 2011
/s/ Randy L. Limbacher Randy L. Limbacher	Director	February 25, 2011
/s/ Robert S. Rubin Robert S. Rubin	Director	February 25, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CARBO Ceramics Inc.

We have audited CARBO Ceramics Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CARBO Ceramics Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CARBO Ceramics Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CARBO Ceramics Inc. as of December 31, 2010, and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New Orleans, Louisiana
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CARBO Ceramics Inc.

We have audited the accompanying consolidated balance sheets of CARBO Ceramics Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CARBO Ceramics Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CARBO Ceramics Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New Orleans, Louisiana
February 25, 2011

CARBO CERAMICS INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2010	December 31, 2009
	($ in thousands, except per share data)	
Current assets:		
Cash and cash equivalents	$ 46,656	$ 69,557
Trade accounts and other receivables, net	89,531	59,567
Inventories:		
Finished goods, net	47,872	48,414
Raw materials and supplies	43,183	31,735
Total inventories	91,055	80,149
Prepaid expenses and other current assets	2,970	2,799
Deferred income taxes	7,443	6,798
Total current assets	237,655	218,870
Property, plant and equipment:		
Land and land improvements	14,074	11,326
Land-use and mineral rights	8,041	8,043
Buildings	56,442	44,170
Machinery and equipment	362,286	295,188
Construction in progress	67,551	56,598
Total	508,394	415,325
Less accumulated depreciation and amortization	169,911	144,603
Net property, plant and equipment	338,483	270,722
Goodwill	13,053	13,716
Intangible and other assets, net	10,380	10,104
Total assets	$599,571	$513,412

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
Current liabilities:		
Accounts payable	$ 22,161	$ 8,732
Accrued payroll and benefits	12,755	7,513
Accrued freight	5,186	4,988
Accrued utilities	3,523	2,727
Accrued income taxes	113	3,609
Other accrued expenses	7,509	4,889
Total current liabilities	51,247	32,458
Deferred income taxes	26,345	23,638
Shareholders' equity:		
Preferred stock, par value $0.01 per share, 5,000 shares authorized, none outstanding	—	—
Common stock, par value $0.01 per share, 40,000,000 shares authorized; 23,108,082 and 23,077,183 shares issued and outstanding at December 31, 2010 and 2009, respectively	231	231
Additional paid-in capital	57,475	54,361
Retained earnings	468,387	407,933
Accumulated other comprehensive loss	(4,114)	(5,209)
Total shareholders' equity	521,979	457,316
Total liabilities and shareholders' equity	$599,571	$513,412

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2010	2009	2008
	($ in thousands, except per share data)		
Revenues	$473,082	$341,872	$387,828
Cost of sales	298,411	221,369	260,394
Gross profit	174,671	120,503	127,434
Selling, general and administrative expenses	52,635	40,897	37,644
Start-up costs	977	—	1,108
Loss on disposal or impairment of assets	1,449	156	1,599
Operating profit	119,610	79,450	87,083
Other income (expense):			
Interest income, net	178	451	491
Foreign currency exchange (loss) gain, net	(96)	(192)	257
Other, net	(343)	85	518
	(261)	344	1,266
Income before income taxes	119,349	79,794	88,349
Income taxes	40,633	26,984	27,944
Income from continuing operations	78,716	52,810	60,405
Discontinued operations:			
Income from discontinued operations, net of income taxes	—	—	5,784
Gain on disposal of discontinued operations, net of income taxes	—	—	44,127
Net income	$ 78,716	$ 52,810	$110,316
Basic earnings per share:			
Income from continuing operations	$ 3.41	$ 2.27	$ 2.47
Income from discontinued operations, net of tax	—	—	0.24
Gain on disposal of discontinued operations, net of income taxes	—	—	1.81
Basic earnings per share	$ 3.41	$ 2.27	$ 4.52
Diluted earnings per share:			
Income from continuing operations	$ 3.40	$ 2.27	$ 2.46
Income from discontinued operations, net of tax	—	—	0.24
Gain on disposal of discontinued operations, net of income taxes	—	—	1.81
Diluted earnings per share	$ 3.40	$ 2.27	$ 4.51

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	($ in thousands, except per share data)				
Balances at January 1, 2008	$245	$108,686	$276,879	$ 3,629	$389,439
Net income	—	—	110,316	—	110,316
Foreign currency translation adjustment, net of tax benefit of ($3,442)	—	—	—	(6,393)	(6,393)
Comprehensive income					103,923
Exercise of stock options	1	2,556	—	—	2,557
Tax benefit from stock based compensation	—	1,186	—	—	1,186
Stock based compensation	—	3,172	—	—	3,172
Shares repurchased and retired	(10)	(42,140)	(90)	—	(42,240)
Shares surrendered by employees to pay taxes	—	—	(269)	—	(269)
Cash dividends ($0.62 per share)	—	—	(15,234)	—	(15,234)
Balances at December 31, 2008	236	73,460	371,602	(2,764)	442,534
Net income	—	—	52,810	—	52,810
Foreign currency translation adjustment, net of tax of $1,454	—	—	—	(2,445)	(2,445)
Comprehensive income					50,365
Exercise of stock options	1	895	—	—	896
Tax benefit from stock based compensation	—	261	—	—	261
Stock granted under restricted stock plan, net	1	(1)	—	—	—
Stock based compensation	—	2,302	—	—	2,302
Shares repurchased and retired	(7)	(22,556)	—	—	(22,563)
Shares surrendered by employees to pay taxes	—	—	(192)	—	(192)
Cash dividends ($0.70 per share)	—	—	(16,287)	—	(16,287)
Balances at December 31, 2009	231	54,361	407,933	(5,209)	457,316
Net income	—	—	78,716	—	78,716
Foreign currency translation adjustment, net of tax benefit of ($599)	—	—	—	1,095	1,095
Comprehensive income					79,811
Exercise of stock options	—	254	—	—	254
Tax benefit from stock based compensation	—	801	—	—	801
Stock granted under restricted stock plan, net	—	79	—	—	79
Stock based compensation	—	3,192	—	—	3,192
Shares repurchased and retired	—	(1,212)	—	—	(1,212)
Shares surrendered by employees to pay taxes	—	—	(692)	—	(692)
Cash dividends ($0.76 per share)	—	—	(17,570)	—	(17,570)
Balances at December 31, 2010	$231	$ 57,475	$468,387	$(4,114)	$521,979

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	($ in thousands)		
Operating activities			
Net income	$ 78,716	$ 52,810	$110,316
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Income from discontinued operations, net of income taxes	—	—	(5,784)
Depreciation and amortization	27,728	24,905	24,638
Gain on disposal of discontinued operations, net of income taxes	—	—	(44,127)
Provision for doubtful accounts	40	516	72
Deferred income taxes	2,662	573	(5,714)
Excess tax benefits from stock based compensation	(759)	(225)	(375)
Loss on disposal or impairment of assets	1,449	156	1,599
Foreign currency transaction loss (gain), net	96	192	(257)
Stock compensation expense	3,812	2,571	2,052
Changes in operating assets and liabilities:			
Trade accounts and other receivables	(29,857)	8,119	(15,515)
Inventories	(10,818)	(14,639)	(13,162)
Prepaid expenses and other current assets	(174)	(606)	(596)
Long-term prepaid expenses	(14)	236	(1,464)
Accounts payable	13,439	(7,971)	234
Accrued expenses	8,160	(529)	1,905
Accrued income taxes, net	(2,695)	(44,058)	22,247
Net cash provided by operating activities of continuing operations	91,785	22,050	76,069
Investing activities			
Capital expenditures	(96,566)	(46,127)	(23,343)
Acquisition of BBL Falcon Industries, Ltd.	193	(23,000)	—
Investment in cost-method investee	—	—	(1,000)
Net proceeds from sale of discontinued operations	—	—	142,278
Purchase of short-term investment	(4,989)	—	—
Proceeds from maturity of short-term investment	4,989	—	—
Net cash (used in) provided by investing activities of continuing operations	(96,373)	(69,127)	117,935
Financing activities			
Proceeds from bank borrowings	—	—	6,500
Repayments on bank borrowings	—	—	(6,500)
Net proceeds from stock based compensation	254	896	2,557
Dividends paid	(17,570)	(16,287)	(15,234)
Purchase of common stock	(1,904)	(22,755)	(42,509)
Excess tax benefits from stock based compensation	759	225	375
Net cash used in financing activities of continuing operations	(18,461)	(37,921)	(54,811)
Effect of exchange rate changes on cash	148	(262)	(371)
Net cash provided by discontinued operations	—	—	3,699
Net (decrease) increase in cash and cash equivalents	(22,901)	(85,260)	142,521
Cash and cash equivalents at beginning of year	69,557	154,817	12,296
Cash and cash equivalents at end of year	$ 46,656	$ 69,557	$154,817
Supplemental cash flow information			
Interest paid	$ 2	$ 1	$ 44
Income taxes paid	$ 40,667	$ 70,463	$ 15,305

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share data)

1. Significant Accounting Policies

Description of Business

CARBO Ceramics Inc. (the "Company") was formed in 1987 and is a manufacturer of ceramic proppants. During 2010, the Company began production of resin coated ceramic and resin coated sand proppants. The Company has six production plants in: New Iberia, Louisiana; Eufaula, Alabama; McIntyre, Georgia; Toomsboro, Georgia; Luoyang, China; and Kopeysk, Russia. The Company predominantly markets its proppant products through pumping service companies that perform hydraulic fracturing for oil and gas companies. Finished goods inventories are stored at the plant sites and various domestic and international remote distribution facilities. The Company also provides the industry's most popular fracture simulation software, as well as fracture design and consulting services. In addition, the Company provides a broad range of technologies for spill prevention, containment and countermeasures, along with geotechnical monitoring.

Principles of Consolidation

The consolidated financial statements include the accounts of CARBO Ceramics Inc. and its operating subsidiaries. The consolidated financial statements also include a 6% interest in a Texas-based electronic equipment manufacturing company that was acquired in March 2008 and is reported under the cost method of accounting. All significant intercompany transactions have been eliminated.

Concentration of Credit Risk, Accounts Receivable and Other Receivables

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. The majority of the Company's receivables are from customers in the petroleum pressure pumping industry. The Company establishes an allowance for doubtful accounts based on its assessment of collectability risk and periodically evaluates the balance in the allowance based on a review of trade accounts receivable. Trade accounts receivable are periodically reviewed for collectability based on customers' past credit history and current financial condition, and the allowance is adjusted if necessary. Credit losses historically have been insignificant. The allowance for doubtful accounts at December 31, 2010 and 2009 was $1,711 and $2,169, respectively. Other receivables were $1,946 and $2,061 as of December 31, 2010 and 2009, respectively, which related mainly to miscellaneous receivables in China and value added tax receivables in Russia.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash equivalents approximate fair value.

Inventories

Inventories are stated at the lower of cost (weighted average) or market. Finished goods inventories include costs of materials, plant labor and overhead incurred in the production of the Company's products and costs to transfer finished goods to distribution centers.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs are expensed as incurred. Depreciation is computed on the straight-line method for financial reporting purposes using the following estimated useful lives:

Buildings and improvements	15 to 30 years
Machinery and equipment	3 to 30 years
Land-use rights	30 years

The Company holds approximately 2,630 acres of land and leasehold interests in Wilkinson County, Georgia, near its plants in McIntyre and Toomsboro, Georgia and 80 acres of land and leasehold interests in Barbour County, Alabama near its plant in Eufaula, Alabama. The Company estimates the land in Wilkinson County, Georgia and Barbour County, Alabama has an aggregate total of 12.0 million tons of kaolin reserves for use as raw material in production of its proppant products. The capitalized costs of land and mineral rights as well as costs incurred to develop such property are amortized using the units-of-production method based on estimated total tons of kaolin reserves.

Impairment of Long-Lived Assets and Intangible Assets

Long-lived assets to be held and used and intangible assets that are subject to amortization are reviewed for impairment whenever events or circumstances indicate their carrying amounts might not be recoverable. Recoverability is assessed by comparing the undiscounted expected future cash flows from the assets with their carrying amount. If the carrying amount exceeds the sum of the undiscounted future cash flows an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Intangible assets that are not subject to amortization are tested for impairment at least annually by comparing their fair value with the carrying amount and recording an impairment loss for any excess of carrying amount over fair value. Fair values are generally determined based on discounted expected future cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition. During 2010, 2009 and 2008, the Company recognized losses of $1,449, $156 and $1,599, respectively, on disposal or impairment of various assets from continuing operations. The loss on disposal or impairment of assets in 2010 consisted of an impairment of goodwill related to the Company's geotechnical monitoring business and equipment disposals mainly related to its United States operations while 2009 disposals mainly related to equipment disposals in its China and Russia operations. Disposals in 2008 related to the write-off of a prepayment for the purchase of ceramic proppant from a Chinese proppant manufacturer.

Capitalized Software

The Company capitalizes certain software costs, after technological feasibility has been established, which are amortized utilizing the straight-line method over the economic lives of the related products, not to exceed five years.

Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition. Realization of goodwill is assessed at least annually by management based on the fair value of the respective reporting unit. As a result of changes in business conditions in the geotechnical monitoring business during 2010, the Company recorded an impairment charge of $470 on goodwill associated with that reporting unit. The latest impairment review indicated goodwill related to other reporting units was not impaired.

Revenue Recognition

Revenue from proppant sales is recognized when title passes to the customer, generally upon delivery. Revenue from consulting and geotechnical services is recognized at the time service is performed. Revenue from the sale of fracture simulation software is recognized when title passes to the customer at time of shipment. Revenue from the sale of spill prevention services is recognized at the time service is performed. Revenue from the sale of containment goods is recognized at the time goods are delivered.

Shipping and Handling Costs

Shipping and handling costs are classified as cost of sales. Shipping costs consist of transportation costs to deliver products to customers. Handling costs include labor and overhead to maintain finished goods inventory and operate distribution facilities.

Cost of Start-Up Activities

Start-up activities, including organization costs, are expensed as incurred. Start-up costs for 2010 related to the start-up of the resin-coating plant within the Company's existing manufacturing infrastructure at the New Iberia, Louisiana facility and the start-up of the third production line at the Company's Toomsboro, Georgia facility. Start-up costs for 2008 related to the start-up of the second production line at the Company's Toomsboro, Georgia facility and the reopening of the New Iberia, Louisiana manufacturing facility idled earlier during 2008. Start-up costs include organizational and administrative costs associated with the facilities as well as labor, materials, and utilities to bring installed equipment to operating condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts incurred in 2010, 2009 and 2008 were $5,279, $2,902 and $3,130, respectively.

Foreign Subsidiaries

Financial statements of the Company's foreign subsidiaries are translated using current exchange rates for assets and liabilities; average exchange rates for the period for revenues, expenses, gains and losses; and historical exchange rates for equity accounts. Resulting translation adjustments are included in, and the only component of, accumulated other comprehensive loss as a separate component of shareholders' equity.

New Accounting Pronouncements

Effective January 1, 2010, the Company adopted Accounting Standards Codification ("ASC") Topic 350, "*Intangibles-Goodwill and Others-General Intangibles Other than Goodwill*". This ASC topic discusses determination of the useful life of intangible assets and amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance is intended to improve the consistency between the useful life of an intangible asset determined under the guidance for goodwill and other intangible assets and the period of expected cash flows used to measure the fair value of the asset. The adoption did not have a material impact on the Company's financial position, results of operations, or cash flows.

In February 2010, the FASB issued an amendment to the standard pertaining to subsequent events. The amendment addressed certain implementation issues related to an entity's requirement to perform and disclose subsequent event procedures. Among other things, the amendment clarified that all entities other than SEC filers, as defined, must disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. SEC filers are still required to evaluate subsequent events through the date that the financial statements are issued and, as required by SEC rules, to provide disclosure regarding subsequent events if appropriate. The amendment was effective immediately. The adoption of this amendment had no impact on the Company's consolidated financial statements other than with respect to subsequent events disclosures.

2. Sale of Assets (Discontinued Operations)

On August 28, 2008, the Company entered into a definitive agreement to sell a substantial portion of the assets of its wholly-owned subsidiary, Pinnacle Technologies, Inc. ("Pinnacle"). The sale, which included all of the fracture and reservoir diagnostic business, the Pinnacle name and related trademarks, was completed on October 10, 2008 for $142,278 in cash, net of working capital adjustments. The Company recorded a gain of $44,127, net of goodwill of $18,340 allocated to the business sold and income taxes of $24,394. The group of assets sold meets the definition of a component of an entity as defined in ASC Topic 205-20, "*Discontinued Operations*". The Company has no continuing involvement in these operations. In accordance with ASC Topic 205, operations associated with these assets have been classified as income from discontinued operations in the accompanying consolidated statements of income and the cash flows associated with discontinued operations have been segregated in the accompanying consolidated statements of cash flows. The Company retained the hydraulic fracturing simulation software FracPro®, the hydraulic fracturing design, engineering and consulting business and Applied Geomechanics, Inc., a provider of tiltmeter technology for geotechnical applications. Previously, the Pinnacle assets and operations were presented in the Fracture and Reservoir Diagnostics segment, one of the Company's two reportable segments. Segment information is no longer presented because the remaining operations do not meet the quantitative thresholds for a reportable segment. Subsequent to the sale, the subsidiary name Pinnacle Technologies, Inc. was changed to StrataGen, Inc.

Revenues and income before income taxes, excluding the gain on disposed assets, from discontinued operations for the year ended December 31, 2008 are as follows:

Revenues	$ 44,087
Income before income taxes	$ 9,330
Cash flows from discontinued operations for the year ended December 31, 2008 are as follows:	
Operating activities:	
Net income	$ 49,911
Gain on disposal, net of income taxes	(44,127)
Depreciation, amortization and other	3,932
Changes in operating assets and liabilities, net	235
Net cash provided by operating activities	9,951
Investing activities: Capital expenditures and other, net	(6,664)
Financing activities: Excess tax benefits from stock based compensation	412
Net cash provided by discontinued operations	$ 3,699

3. Acquisition of Business

On October 2, 2009 a wholly-owned subsidiary of the Company purchased substantially all of the assets of BBL Falcon Industries, Ltd. ("Falcon"), a supplier of spill prevention and containment systems for the oil and gas industry. The acquisition was made for the purpose of expanding the Company's product and service offerings to its existing client base. Falcon uses proprietary technology to provide products that are designed to enable its clients to extend the life of their storage assets, reduce the potential for hydrocarbon spills and provide containment of stored materials. The acquisition was accounted for using the purchase method of accounting under ASC Topic 805, "*Business Combinations*". The aggregate purchase price of the acquisition was $22,807 in cash. Acquisition costs incurred during 2009 of $608 are reported in Selling, General and Administrative Expenses. The operating results of the acquired company have been included in the consolidated financial statements from the date of acquisition. Goodwill of $8,664 arising in the transaction is deductible for income tax purposes.

Unaudited pro forma revenue, earnings and earnings per share were not materially different from reported results and as such are not presented herein.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$ 3,704
Property, plant and equipment	5,892
Intangible assets	6,453
Goodwill arising in the transaction	8,664
	24,713
Current liabilities	(1,906)
Net assets acquired	$22,807

4. Intangible and Other Assets

Following is a summary of intangible and other assets as of December 31:

		2010		2009	
	Weighted Average Life	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangibles:					
Patents and licenses, software and hardware designs	6 years	$ 3,562	$1,144	$ 2,836	$1,294
Developed technology	10 years	2,782	348	2,782	70
Customer relationships and non-compete	9 years	2,838	420	2,838	84
Trademark	Indefinite	833	—	833	—
Other assets		2,277	—	2,263	—
		$12,292	$1,912	$11,552	$1,448

Amortization expense for 2010, 2009 and 2008 was $1,043, $560 and $462, respectively. Estimated amortization expense for each of the ensuing years through December 31, 2015 is $1,067, $1,071, $1,003, $992 and $887, respectively.

Other assets totaling $2,277 and $2,263 at December 31, 2010 and 2009, respectively, mainly consisted of a 6% interest in a Texas-based electronic equipment manufacturing company that was acquired in March 2008 and is reported under the cost method of accounting and a prepayment for ore reserves and mineral rights to land in Saline County, Arkansas.

5. Bank Borrowings

The Company replaced its prior credit facility, which expired on December 31, 2009, with a new unsecured revolving credit agreement with a bank. Under the terms of the agreement, dated January 29, 2010, the Company can borrow up to $10,000. The Company has the option of choosing either the bank's fluctuating Base Rate or LIBOR Fixed Rate, plus an Applicable Margin, all as defined in the credit agreement. The terms of the credit agreement provide for certain affirmative and negative covenants and require the Company to maintain certain financial ratios. Commitment fees are payable quarterly at the annual rate of 0.50% of the unused line of credit. Commitment fees for 2010 were $47. Under the terms of the expired agreement, commitment fees payable quarterly at the annual rate of 0.375% of the unused line of credit were $38 and $37 in 2009 and 2008, respectively.

6. Leases

The Company leases certain property, plant and equipment under operating leases, primarily consisting of railroad equipment leases. Minimum future rental payments due under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2010 are as follows:

2011	$ 7,330
2012	6,187
2013	4,904
2014	3,741
2015	2,807
Thereafter	5,871
Total	$30,840

Leases of railroad equipment generally provide for renewal options for periods from one to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases for railroad equipment are generally renewed or replaced by other leases. Rent expense for all operating leases was $9,054 in 2010, $7,693 in 2009, and $7,493 in 2008.

7. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2010	2009
Deferred tax assets:		
Employee benefits	$ 1,590	$ 1,265
Inventories	3,834	2,949
Goodwill	2,805	3,295
Other	2,652	2,618
Total deferred tax assets	10,881	10,127
Deferred tax liabilities:		
Depreciation	28,274	26,630
Foreign earnings	1,509	337
Total deferred tax liabilities	29,783	26,967
Net deferred tax liabilities	$18,902	$16,840

Foreign earnings in the table above are presented net of foreign tax credits of $2,494 and $2,942 as of December 31, 2010 and 2009, respectively, which are expected to be utilized upon repatriation of the foreign earnings.

Significant components of the provision for income taxes from continuing operations for the years ended December 31 are as follows:

	2010	2009	2008
Current:			
Federal	$34,061	$23,712	$30,626
State	3,303	2,080	2,072
Foreign	607	619	960
Total current	37,971	26,411	33,658
Deferred	2,662	573	(5,714)
	$40,633	$26,984	$27,944

In China, the Company benefited from a full income tax holiday from the inception of that business through 2004 and a partial tax holiday from 2005 through 2008. However, provision has been made for deferred U.S. income taxes on all foreign earnings based on the Company's intent to repatriate foreign earnings. The reconciliation of income taxes computed at the U.S. statutory tax rate to the Company's income tax expense for the years ended December 31 is as follows:

	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory rate	$41,772	35.0%	$27,928	35.0%	$30,922	35.0%
State income taxes, net of federal tax benefit	2,148	1.8	1,351	1.7	1,100	1.2
Mining depletion	(1,227)	(1.0)	(898)	(1.1)	(1,865)	(2.1)
Section 199 Manufacturing Benefit, ETI Exclusion and other	(2,060)	(1.8)	(1,397)	(1.8)	(2,213)	(2.5)
	$40,633	34.0%	$26,984	33.8%	$27,944	31.6%

During 2008, the Company determined that depletion deductions should be claimed for the Company's kaolin mining activities, which supply its lightweight ceramic proppant operations. Mining depletion recorded during 2008 relates to deductions available to the Company for mining activities conducted during 2008, amounts claimed on the 2007 tax return, as well as additional amounts claimed through the filing of an amended tax return for 2006.

The Company had a recorded reserve of $227 associated with uncertain tax positions as of December 31, 2010 and there were no significant changes to the recorded reserve during 2010. If these uncertain tax positions are recognized, substantially all of this amount would impact the effective tax rate. Related accrued interest and penalties are recorded in income tax expense and are not material.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates, the most significant of which are U.S. federal and certain state jurisdictions. The Company does not currently have material income tax exposure in foreign jurisdictions due to tax holidays, recent commencement of operations or immaterial operations. The 2005 through 2009 tax years are still subject to examination. Various U.S. state jurisdiction tax years remain open to examination as well though the Company believes assessments, if any, would be immaterial to its consolidated financial statements.

Income tax expense included in discontinued operations for the year ended December 31, 2008 is as follows:

Income from discontinued operations	$ 3,546
Gain on disposal of discontinued operations	24,394
Total	$27,940

8. Shareholders' Equity

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have cumulative voting rights. Subject to preferences of any Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

On January 18, 2011, the Board of Directors declared a cash dividend of $0.20 per share. The dividend is payable on February 15, 2011 to shareholders of record on February 1, 2011.

Preferred Stock

The Company's charter authorizes 5,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company's shareholders. In connection with adoption of a shareholder rights plan on February 13, 2002, the Company created the Series A Preferred Stock and authorized 2,000 shares of the Series A Preferred Stock.

Shareholder Rights Plan

On February 13, 2002, the Company adopted a shareholder rights plan and declared a dividend of one right for each outstanding share of Common Stock to shareholders of record on February 25, 2002. With certain exceptions, the rights become exercisable if a tender offer for the Company is announced or any person or group acquires beneficial ownership of at least 15 percent of the Company's Common Stock. If exercisable, each right entitles the holder to purchase one fifteen-thousandth of a share of Series A Preferred Stock at an exercise price of $133 and, if any person or group acquires beneficial ownership of at least 15 percent of the Company's Common Stock, to acquire a number of shares of Common Stock having a market value of two times the $133 exercise price. The Company may redeem the rights for $0.01 per right at any time before any person or group acquires beneficial ownership of at least 15 percent of the Common Stock. The rights expire on February 13, 2012.

9. Stock Based Compensation

The CARBO Ceramics Inc. Omnibus Incentive Plan (the "Omnibus Incentive Plan"), which replaced the previously expired restricted stock and stock option plans, provides for granting of cash-based awards, stock options (both non-qualified and incentive) and other equity-based awards (including stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units) to employees and non-employee directors. The amount paid under the Omnibus Incentive Plan to any single participant in any calendar year with respect to any cash-based award shall not exceed $2,000. Awards may be granted with respect to a number of shares of the Company's Common Stock that in the aggregate does not exceed 750,000 shares prior to the fifth anniversary of its effective date, plus (i) the number of shares that are forfeited, cancelled or returned, and (ii) the number of shares that are withheld from the participants to satisfy an option exercise price or minimum statutory tax withholding obligations. No more than 50,000 shares may be granted to any single participant in any calendar year. Equity-based awards may be subject to performance-based and/or service-based conditions. With respect to stock options and stock appreciation rights granted, the exercise price shall not be less than the market value of the underlying Common Stock on the date of grant. The maximum term of an option is ten years. Restricted stock awards granted generally vest (i.e., transfer and forfeiture restrictions on these shares are lifted) proportionately on each of the first three anniversaries of the grant date, but subject to certain limitations, awards may specify other vesting periods. As of December 31, 2010, 670,621 shares were available for issuance under the Omnibus Incentive Plan. Although the Company's previous restricted stock and stock option plans have expired, outstanding options and unvested shares granted under these plans remain outstanding in accordance with their terms.

The Company also had a Director Deferred Fee Plan (the "Plan"), which terminated on January 19, 2010, that permitted non-employee directors of the Company to defer receipt of cash compensation for service as a director and to receive those fees in the form of the Company's Common Stock on a specified later date that was on or after the director's retirement from the Board of Directors. As of December 31, 2010, a total of 4,059 shares were reserved for future issuance in payment of $171 of deferred fees under the Plan by electing directors. These shares were issued in January 2011.

A summary of stock option activity and related information for the year ended December 31, 2010 is presented below:

	Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1, 2010	13,425	$28.59	
Granted	—	—	
Exercised	(7,525)	$33.72	
Forfeited	—	—	
Outstanding at December 31, 2010	5,900	$22.04	$481
Exercisable at December 31, 2010	5,900	$22.04	$481

As of December 31, 2010, all compensation cost related to stock options granted under the expired stock option plans has been recognized. The weighted-average remaining contractual term of options outstanding at December 31, 2010 was 1.5 years. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $250, $944, and $3,622, respectively.

A summary of restricted stock activity and related information for the year ended December 31, 2010 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	139,391	$38.88
Granted	54,950	$68.80
Vested	(56,682)	$37.77
Forfeited	(3,383)	$54.15
Nonvested at December 31, 2010	134,276	$51.20

As of December 31, 2010, there was $3,701 of total unrecognized compensation cost, net of estimated forfeitures, related to restricted shares granted under the restricted stock plans. That cost is expected to be recognized over a weighted-average period of 1.5 years. The weighted-average grant date fair value of restricted stock granted during the years ended December 31, 2009 and 2008 was $38.91 and $37.33, respectively. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $2,141, $1,978 and $3,012, respectively.

During October 2008, in connection with the sale of Pinnacle assets, restricted stock vesting was accelerated for certain Pinnacle employees transferring employment to Halliburton. Vesting of 26,000 restricted shares accelerated on October 10, 2008, resulting in accelerated compensation cost of $588, which is included in the gain on sale of discontinued operations.

The Company also had an International Long-Term Incentive Plan that provided for granting units of stock appreciation rights ("SARs") or phantom shares to key international employees. This plan was replaced by the Omnibus Incentive Plan. One-third of the units subject to an award vests and ceases to be forfeitable on each of the first three anniversaries of the grant date. Participants awarded units of SARs have the right to receive an amount, in cash, equal to the excess of the fair market value of a share of Common Stock as of the vesting date, or in some cases on a later exercise date chosen by the participant, over the exercise price. Participants awarded units of phantom shares are entitled to a lump sum cash payment equal to the fair market value of a share of Common Stock on the vesting date. In no event will Common Stock of the Company be issued under either plan with regard to SARs or phantom shares. As of December 31, 2010, there were 18,895 units of phantom shares granted under the plans, of which 7,796 have vested and 790 have been forfeited, with a total value of $1,067, the vested portion of which is recorded as a liability within Accrued Payroll and Benefits.

10. Earnings Per Share

ASC Topic 260, "*Earnings Per Share*", provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company's outstanding non-vested restricted stock awards are participating securities. Accordingly, earnings per common share is computed using the two-class method.

The following table sets forth the computation of basic and diluted earnings per share under the two-class method:

	2010	2009	2008
Numerator for basic and diluted earnings per share:			
Income from continuing operations	$ 78,716	$ 52,810	$ 60,405
Effect of reallocating undistributed earnings of participating securities	(485)	(304)	(289)
Income from discontinued operations, net of tax	—	—	5,784
Gain on disposal of discontinued operations, net of tax	—	—	44,127
Net income available to common shares	$ 78,231	$ 52,506	$ 110,027
Denominator:			
Denominator for basic earnings per share — weighted-average shares	22,969,360	23,097,105	24,373,007
Effect of dilutive securities:			
Employee stock options (See Note 9)	3,802	8,723	39,995
Deferred stock awards (See Note 9)	4,034	5,864	4,585
Dilutive potential common shares	7,836	14,587	44,580
Denominator for diluted earnings per share — adjusted weighted-average shares	22,977,196	23,111,692	24,417,587
Basic earnings per share:			
Income from continuing operations	$ 3.41	$ 2.27	$ 2.47
Income from discontinued operations, net of tax	—	—	0.24
Gain on disposal of discontinued operations, net of tax	—	—	1.81
Basic earnings per share	$ 3.41	$ 2.27	$ 4.52
Diluted earnings per share:			
Income from continuing operations	$ 3.40	$ 2.27	$ 2.46
Income from discontinued operations, net of tax	—	—	0.24
Gain on disposal of discontinued operations, net of tax	—	—	1.81
Diluted earnings per share	$ 3.40	$ 2.27	$ 4.51

11. Quarterly Operating Results — (Unaudited)

Quarterly results for the years ended December 31, 2010 and 2009 were as follows:

	Three Months Ended			
	March 31	June 30	September 30	December 31
2010				
Revenues	$123,449	$111,532	$118,517	$119,584
Gross profit	42,565	41,241	44,499	46,366
Income from continuing operations	18,992	18,734	20,175	20,815
Earnings per basic share:				
Income from continuing operations	$ 0.82	$ 0.81	$ 0.87	$ 0.90
Earnings per diluted share:				
Income from continuing operations	$ 0.82	$ 0.81	$ 0.87	$ 0.90
2009				
Revenues	$ 90,642	$ 69,322	$ 91,783	$ 90,125
Gross profit	35,984	23,192	32,271	29,056
Income from continuing operations	16,428	9,387	14,402	12,593
Earnings per basic share:				
Income from continuing operations	$ 0.70	$ 0.41	$ 0.62	$ 0.55
Earnings per diluted share:				
Income from continuing operations	$ 0.70	$ 0.41	$ 0.62	$ 0.55

Quarterly data may not sum to full year data reported in the Consolidated Financial Statements due to rounding.

12. Sales to Customers

The following schedule presents customers from whom the Company derived 10% or more of total revenues for the years ended December 31:

	Major Customers		
	A	B	C
2010	15.0%	37.5%	*
2009	27.5%	34.3%	11.1%
2008	30.9%	25.3%	15.3%

* Less than 10 percent.

13. Geographic Information

Long-lived assets, consisting of net property, plant and equipment and other long-term assets, as of December 31 in the United States and other countries are as follows:

	2010	2009	2008
Long-lived assets:			
United States	$294,368	$222,572	$192,305
International (primarily China and Russia)	46,391	50,413	55,097
Total	$340,759	$272,985	$247,402

Revenues outside the United States accounted for 23%, 24% and 29% of the Company's revenues for 2010, 2009 and 2008, respectively. Revenues for the years ended December 31 in the United States, Canada and other countries are as follows:

	2010	2009	2008
Revenues:			
United States	$365,346	$258,453	$273,805
Canada	28,926	22,062	42,233
Other international	78,810	61,357	71,790
Total	$473,082	$341,872	$387,828

14. Benefit Plans

The Company has defined contribution savings and profit sharing plans pursuant to Section 401(k) of the Internal Revenue Code. Benefit costs recognized as expense under these plans consisted of the following for the years ended December 31:

	2010	2009	2008
Contributions:			
Profit sharing	$1,606	$1,031	$1,289
Savings	847	732	1,020
	$2,453	$1,763	$2,309

All contributions to the plans are 100% participant directed. Participants are allowed to invest up to 20% of contributions in the Company's Common Stock.

15. Commitments

In 2003, the Company entered into a new agreement with an existing supplier to purchase kaolin for its Eufaula, Alabama, plant at a specified contract price. The term of the agreement was seven years commencing January 1, 2004 and required the Company to purchase from the supplier at least 70 percent of the annual kaolin requirements for the Eufaula, Alabama, plant at specified contract prices. For the years ended December 31, 2010, 2009, and 2008, the Company purchased from the supplier $3,603, $3,646 and $3,891, respectively, of kaolin under the agreement. This agreement expired December 31, 2010. Effective January 1, 2011, the Company entered into a new agreement with another one of the Company's existing suppliers. The term of the agreement is three years, with options to extend for an additional six years, and requires the Company to purchase from the supplier at least 70 percent of the annual kaolin requirements for the Eufaula plant at specified contract prices.

In January 2003, the Company entered into a mining agreement with a contractor to provide kaolin for the Company's McIntyre plant at specified contract prices, from lands owned or leased by either the Company or the contractor. The term of the agreement, which commenced on January 1, 2003, and remains in effect until such time as all Company-owned minerals have been depleted, requires the Company to accept delivery from the contractor of at least 80 percent of the McIntyre plant's annual kaolin requirements. For the years ended December 31, 2010, 2009 and 2008, the Company purchased $1,687, $182 and $810, respectively, of kaolin under the agreement.

In October 2008, the Company entered into a ten-year agreement, with options to extend for an additional ten years, to purchase a minimum of 40,000 tons of uncalcined bauxite each year during the first three years of the agreement. Thereafter, the minimum required purchase increases to 70,000 tons annually. The bauxite is purchased at specified contract prices. For the years ended December 31, 2010, 2009 and 2008, the Company purchased $1,400, $842 and $663, respectively, of bauxite under the agreement.

In 2002, the Company entered into a five-year agreement and a ten-year agreement with two different suppliers to purchase bauxite and hard clays for its China plant at specified contract prices. The five-year agreement, which was automatically renewed for an additional three years, expired in 2010. The ten-year agreement requires the Company to accept delivery from the supplier for at least 80 percent of the plant's annual requirements. For the years ended December 31, 2010, 2009 and 2008, the Company purchased $2,834, $2,527 and $1,007, respectively, of material under these agreements.

The Company has entered into a lease agreement dated November 1, 2008 with the Development Authority of Wilkinson County (the "Development Authority") in the State of Georgia. This 2008 agreement supersedes and replaces the prior lease agreement dated November 1, 2003. Pursuant to the 2008 agreement, the Development Authority holds the title to the real and personal property of the Company's McIntyre and Toomsboro manufacturing facilities and leases the facilities to the Company for an annual rental fee of $50 per year through the year 2022. At any time prior to the scheduled termination of the lease, the Company has the option to terminate the lease and purchase the property for a nominal fee plus the payment of any rent payable through the balance of the lease term. Furthermore, the Company has a security interest in the title held by the Development Authority. The Company has also entered into a Memorandum of Understanding (the "MOU") with the Development Authority and other local agencies, under which the Company receives tax incentives in exchange for its commitment to invest in the county and increase employment. The Company is required to achieve certain employment levels in order to retain its tax incentives. In the event the Company does not meet the agreed-upon employment targets or the MOU is otherwise terminated, the Company would be subjected to additional property taxes annually. The property subject to the lease agreement is included in Property, Plant and Equipment (net book value of $236,603 at December 31, 2010) in the accompanying consolidated financial statements.

The Company uses natural gas to power its domestic manufacturing plants. From time to time the Company enters into contracts to purchase a portion of the anticipated natural gas requirements at specified prices. As of December 31, 2010, the Company had natural gas contracts totaling $25,157, $19,962, $11,625, $750 and $750 for years ended 2011, 2012, 2013, 2014 and 2015, respectively.

16. Employment Agreements

The Company has an employment agreement through December 31, 2011 with its President and Chief Executive Officer. The agreement, as amended on October 31, 2008, provides for an annual base salary and incentive bonus. If the President and Chief Executive Officer is terminated early without cause, the Company will be obligated to pay two years base salary and a prorated incentive bonus. Under the amended agreement, the timing of the payment of severance obligations to the President in the event of the termination of his employment under certain circumstances has been conformed so that a portion of such obligations will be payable in a lump sum, with the remainder of the obligations to be paid over an 18 month period. The agreement also contains a two-year non-competition covenant that would become effective upon termination for any reason. The employment agreement extends automatically for successive one-year periods without prior written notice.

17. Foreign Currencies

As of December 31, 2010, the Company's net investment that is subject to foreign currency fluctuations totaled $81,043 and the Company has recorded a cumulative foreign currency translation loss of $4,114, net of deferred income tax benefit. This cumulative translation loss is included in Accumulated Other Comprehensive Loss.

18. Legal Proceedings and Regulatory Matters

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

19. Subsequent Events

In January 2011, the Company awarded 53,740 shares of restricted stock to certain employees. The fair value of the stock award on the date of grant totaled $5,560, which will be recognized as expense, net of estimated forfeitures, on a straight-line basis over the three-year vesting period.

In January 2011, the Company awarded 2,670 units of phantom shares to certain key international employees. The fair value of the stock award on the date of grant totaled $276.

Exhibit Index

3.1 Amended and Restated Certificate of Incorporation of CARBO Ceramics Inc. (incorporated by reference to exhibit 3.1 of the registrant's Form S-1 Registration Statement No. 333-1884 filed July 19,1996)

3.2 Second Amended and Restated By-Laws of CARBO Ceramics Inc. (incorporated by reference to exhibit 3.1 of the registrant's Form 8-K Current Report filed March 20, 2009)

4.1 Form of Common Stock Certificate of CARBO Ceramics Inc. (incorporated by reference to exhibit 4.1 of the registrant's Form S-1 Registration Statement No. 333-1884 filed July 19, 1996)

4.2 Rights Agreement dated as of February 13, 2002 (incorporated by reference to exhibit 1 of the registrant's Form 8-A12B filed on February 25, 2002)

4.3 Certificate of Designations of Series A Preferred Stock (incorporated by reference to exhibit 2 of the registrant's Form 8-A Registration Statement No. 001-15903 filed February 25, 2002)

10.1 Raw Material Requirements Agreement dated as of June 1, 2003, between CARBO Ceramics Inc. and C-E Minerals Inc. (incorporated by reference to exhibit 10.4 of the registrant's Form 10-K Annual Report for the year ended December 31, 2003)

10.2 Mining Agreement dated as of January 1, 2003 between CARBO Ceramics Inc. and Arcilla Mining and Land Co. (incorporated by reference to exhibit 10.8 of the registrant's Form 10-K Annual Report for the year ended December 31, 2002)

10.3 Addendum to Mining Agreement dated as of November 10, 2009 between CARBO Ceramics Inc. and Arcilla Mining and Land Co.

*10.4 CARBO Ceramics Inc. Incentive Compensation Plan (incorporated by reference to exhibit 99.1 of the registrant's Form 8-K Current Report filed January 24, 2005)

*10.5 2004 CARBO Ceramics Inc. Long-Term Incentive Plan (incorporated by reference to exhibit 99.2 of the registrant's Form 8-K Current Report filed January 24, 2005)

*10.6 Amendment No. 1 to the 2004 CARBO Ceramics Inc. Long-Term Incentive Plan (incorporated by reference to exhibit 10.1 of the registrant's Form 8-K Current Report filed April 24, 2006)

*10.7 CARBO Ceramics Inc. Director Deferred Fee Plan (incorporated by reference to exhibit 99.1 of the registrant's Form 8-K Current Report filed December 19, 2005)

*10.8 Amendment No. 1 to CARBO Ceramics Inc. Director Deferred Fee Plan (incorporated by reference to exhibit 10.1 of the registrant's Form 10-Q Quarterly Report for the period ended September 30, 2008)

*10.9 Amendment No. 2 to CARBO Ceramics Inc. Director Deferred Fee Plan (incorporated by reference to exhibit 10.11 of the registrant's Form 10-K Annual Report for the year ended December 31, 2009)

*10.10 Form of Non-Employee Director Restricted Stock Award Agreement under the 2004 CARBO Ceramics Inc. Long-Term Incentive Plan (incorporated by reference to exhibit 10.2 of the registrant's Form 8-K Current Report filed April 24, 2006)

*10.11 Form of Officer Restricted Stock Award Agreement under the 2004 CARBO Ceramics Inc. Long-Term Incentive Plan (incorporated by reference to exhibit 10.1 of the registrant's Form 10-Q Quarterly Report filed for the period ending June 30, 2009)

*10.12 Amended and Restated Employment Agreement dated as of October 31, 2008 between CARBO Ceramics Inc. and Gary Kolstad (incorporated by reference to exhibit 10.2 of the registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2008)

*10.13 Amendment No. 1 to the Amended and Restated Employment Agreement, dated as of March 19, 2010, by and between Gary A. Kolstad and CARBO Ceramics Inc. (incorporated by reference to exhibit 10.1 of the registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2010)

*10.14 Corporate and Proppant Incentive Compensation Plan for Key Employees (effective January 1, 2009) (incorporated by reference to exhibit 10.1 of the registrant's Form 8-K Current Report filed January 26, 2009)

10.15 Acquisition Agreement dated as of August 28, 2008 between Pinnacle Technologies, Inc., CARBO Ceramics Inc. and Halliburton Energy Services, Inc. (incorporated by reference to exhibit 10.1 of the registrant's Form 8-K Current Report filed on September 4, 2008)

10.16 Proppant Supply Agreement dated as of August 28, 2008 between CARBO Ceramics Inc. and Halliburton Energy Services, Inc. (incorporated by reference to exhibit 10.3 of the registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2008)

10.17	Lease Agreement dated as of November 1, 2008 between the Development Authority of Wilkinson County and CARBO Ceramics Inc. (incorporated by reference to exhibit 10.1 of the registrant's Form 8-K Current Report filed December 30, 2008)
10.18	Option Agreement dated as of November 1, 2008 between the Development Authority of Wilkinson County and CARBO Ceramics Inc. (incorporated by reference to exhibit 10.2 of the registrant's Form 8-K Current Report filed December 30, 2008)
*10.19	CARBO Ceramics Inc. Omnibus Incentive Plan (incorporated by reference to exhibit 10.1 of the registrant's Form 8-K Current Report filed May 21, 2009)
*10.20	Form of Officer Restricted Stock Award Agreement for Omnibus Incentive Plan
*10.21	Form of Non-Employee Director Restricted Stock Award Agreement for Omnibus Incentive Plan
*10.22	Form of Performance-Based Cash Award Agreement for Omnibus Incentive Plan (incorporated by reference to exhibit 10.4 of the registrant's Form 8-K Current Report filed May 21, 2009)
*10.23	Description of Annual Non-Employee Director Stock Grants (incorporated by reference to exhibit 10.1 of the registrant's Form 10-Q Quarterly Report for the quarter ended June 30, 2010)
*10.24	Form of Relocation Policy (incorporated by reference to exhibit 10.2 of the registrant's Form 10-Q Quarterly Report for the quarter ended June 30, 2009)
*10.25	CARBO Ceramics Inc. Omnibus Incentive Plan Annual Incentive Arrangement (incorporated by reference to exhibit 10.1 of the registrant's Form 8-K Current Report filed January 21, 2010)
10.26	Consulting Agreement dated as of February 27, 2009 between CARBO Ceramics Inc. and Paul Vitek (incorporated by reference to exhibit 10.26 of the registrant's Form 10-K Annual Report for the year ended December 31, 2009)
10.27	Office Lease dated as of January 20, 2009 between I-10 EC Corridor #2 Limited Partnership and CARBO Ceramics Inc. (incorporated by reference to exhibit 10.27 of the registrant's Form 10-K Annual Report for the year ended December 31, 2009)
10.28	Amendment Number #1 to Office Lease dated as of January 15, 2010 between I-10 EC Corridor #2 Limited Partnership and CARBO Ceramics Inc. (incorporated by reference to exhibit 10.28 of the registrant's Form10-K Annual Report for the year ended December 31, 2009)
10.29	Credit Agreement, dated as of January 29, 2010, among CARBO Ceramics Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, issuing lender and swing line lender, and the lenders named therein (incorporated by reference to Exhibit 10.1 of the registrant's Form 8-K Current Report filed February 4, 2010).
21	Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a)/15d-14(a) Certification by Gary A. Kolstad
31.2	Rule 13a-14(a)/15d-14(a) Certification by Ernesto Bautista III
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Mine Safety Disclosure

* Management contract or compensatory plan or arrangement filed as an exhibit pursuant to Item 15(b) of the requirements for an Annual Report on Form 10-K.

Corporate Information

BOARD OF DIRECTORS

William C. Morris
Chairman of the Board
Former Chairman of the Board,
J. & W. Seligman & Co. Incorporated

Sigmund L. Cornelius
Former Senior Vice President and
Chief Financial Officer,
ConocoPhillips

James B. Jennings
Senior Advisor,
Brown Brothers Harriman & Co.
Chairman Emeritus, Hunt Oil Company

Gary A. Kolstad
President and Chief Executive Officer,
CARBO Ceramics Inc.

H. E. Lentz, Jr.
Managing Director,
Lazard Frères & Co.
Non-Executive Chairman,
Rowan Companies, Inc.

Randy L. Limbacher
Chairman of the Board,
President and Chief Executive Officer,
Rosetta Resources, Inc.

Robert S. Rubin
Senior Vice President,
JPMorgan Chase & Co.

CORPORATE OFFICERS

Gary A. Kolstad
President and Chief Executive Officer

Ernesto Bautista, III
Vice President and Chief Financial Officer

Mark L. Edmunds
Vice President, Operations

David G. Gallagher
Vice President, Marketing & Sales

Ellen M. Smith
Vice President, Human Resources

R. Sean Elliott
General Counsel, Corporate Secretary
and Chief Compliance Officer

CORPORATE OFFICES
Energy Center II
575 N. Dairy Ashford
Suite 300
Houston, Texas 77079
281-921-6400

STOCK EXCHANGE LISTING
The New York Stock Exchange
Symbol: CRR

TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
1-866-683-2970

INDEPENDENT AUDITORS
Ernst & Young LLP
New Orleans, Louisiana

FORM 10-K
A copy of the company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available free of charge by contacting:

Ernesto Bautista, III
Chief Financial Officer
CARBO Ceramics Inc.
575 N. Dairy Ashford
Suite 300
Houston, Texas 77079

CERTIFICATIONS
The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to the Form 10-K. In addition, we have submitted to the New York Stock Exchange the annual certification of our Chief Executive Officer regarding the Company's compliance with the NYSE corporate governance listing standards.

ANNUAL MEETING
The company's Annual Meeting of Shareholders will be held at 9:00 a.m. on May 17, 2011, at:

The St. Regis Hotel
1919 Briar Oaks Lane
Houston, Texas 77027

INVESTOR RELATIONS
Additional corporate information is available from our website at www.carboceramics.com or by e-mailing the company at IR@carboceramics.com.

MISSION STATEMENT: Our primary mission is to improve production and recovery rates in oil and natural gas reservoirs.

We achieve our mission by being the global market leader in providing oil and gas companies and oilfield service companies with the highest quality proppant, the industry-leading fracture simulation software, and industry-respected fracture design, engineering and consulting services. The company also provides a broad range of technologies for spill prevention, containment and countermeasures, along with geotechnical monitoring.

- We enhance our customers' profitability by consistently providing products and services that are leading technology, high quality and cost-effective.
- We focus on improving the hydraulic fracturing process and reservoir optimization.
- We provide a safe working environment that encourages, supports and recognizes the contribution of each individual employee.
- We strive to generate a superior return to our shareholders through growth and continuous improvement.

CORE VALUES: At CARBO, we achieve our mission within the framework established by our core values.

- We conduct our business with the highest ethical standards.
- We are truthful and honor our commitments and responsibilities.
- We foster a supportive environment by treating each other with mutual respect and understanding.
- We set aggressive goals and strive to exceed them.
- We value and celebrate a high level of individual achievement and team performance.
- We encourage innovation and continuous improvement to ensure future growth.

CARBO

Energy Center II
575 N. Dairy Ashford
Suite 300
Houston, TX 77079
Corporate Office: 281-921-6400

www.carboceramics.com